Form 10-K405, Exhibit 13
period 1995-01-29
DUTY FREE INTERNATIONAL INC
filed 1995-05-01
CIK 820756

DUTY FREE INTERNATIONAL,INC. AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL DATA-9 YEARS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND PERCENTAGES)



                                          1995 (1)    1994   1993 (2) 1992 (3)   1991     1990      1989    1988 (4) 1987 (4)
                                         ------------------------------------------------------------------------------------
EARNINGS STATEMENT DATA:
NET SALES                                 $501,761  $376,436 $361,823 $346,635 $262,962 $258,944  $229,687  $141,978 $29,925
    NET SALES INCREASE PERCENTAGE             33.3%      4.0%     4.4%    31.8%     1.6%    12.7%     61.8%   N/A      N/A
GROSS PROFIT                               200,374   147,740  146,425  138,749   93,820   83,512    62,788    39,706  14,146
    GROSS PROFIT -  % OF NET SALES            39.9%     39.2%    40.5%    40.0%    35.7%    32.3%     27.3%     28.0%   47.3%
SELLING,GENERAL AND
    ADMINISTRATIVE EXPENSES                177,895   113,365  101,401   95,406   67,194   59,985    45,121    31,492  11,053
SELLING,GENERAL AND
     ADMINISTRATIVE EXPENSES -
     % OF NET SALES                           35.5%     30.1%    28.0%    27.5%    25.6%    23.2%     19.6%     22.2%   36.9%
RESTRUCTURING EXPENSES                       7,571   -------  -------  -------  -------  -------   -------   ------- -------
REVALUATION OF INTANGIBLE ASSETS            46,002   -------  -------  -------  -------  -------   -------   ------- -------
OPERATING INCOME (LOSS)                    (26,722)   39,535   49,647   47,577   29,715   26,221    19,984     9,528   3,748
   OPERATING INCOME (LOSS)-
    % OF  NET SALES                           -5.3%     10.5%    13.7%    13.7%    11.3%    10.1%      8.7%      6.7%   12.5%
   OPERATING INCOME (LOSS)
     PERCENTAGE CHANGE                         N/A     -20.4%     4.4%    60.1%    13.3%    31.2%    109.7%      N/A     N/A
EARNINGS ( LOSS) BEFORE
   INCOME TAXES                            (31,149)   43,082   49,786   48,765   32,542   26,200    19,301     8,815   3,362
EFFECTIVE INCOME TAX RATE                    -20.4%     36.4%    39.0%    35.7%    31.6%    33.3%     32.1%     43.3%   47.6%
NET EARNINGS (LOSS)                        (24,802)   27,393   30,373   31,364   22,268   17,483    13,101     5,001   1,762
   NET EARNINGS  (LOSS) -- % OF  NET SALE     -4.9%      7.3%     8.4%     9.0%     8.5%     6.8%      5.7%      3.5%    5.9%
EARNINGS (LOSS)  PER SHARE                  ($0.91)    $1.01    $1.08    $1.19    $0.85    $0.78     $0.71     $0.30   $0.17
WEIGHTED AVERAGE NUMBER
   OF SHARES OUTSTANDING                    27,224    27,204   28,142   26,462   26,314   22,385    18,562    16,556  10,126
DIVIDENDS PER COMMON SHARE                   $0.20     $0.20    $0.15  -------  -------  -------    $0.025   ------- -------
RETURN ON STOCKHOLDERS' EQUITY               -11.5%     12.5%    14.3%    17.7%    17.6%    22.3%     37.5%     28.0%   31.4%



                                            1995      1994     1993     1992     1991     1990      1989      1988     1987
                                         ------------------------------------------------------------------------------------
WORKING CAPITAL                           $113,996  $204,118  $90,630 $119,353 $103,209  $98,844   $29,348   $21,121  $5,647
CURRENT RATIO                                  2.7       7.0      3.3      3.9      3.1      3.3       1.5       1.4     2.3
TOTAL ASSETS                               387,142   387,600  255,819  269,911  200,557  173,153   103,867    83,689  21,616
LONG-TERM OBLIGATIONS                      118,891   121,821    9,629   11,797   14,054   14,253     8,379     7,257  10,443
STOCKHOLDERS' EQUITY                       201,151   231,861  207,343  216,447  137,875  115,830    41,183    28,737   6,954
NUMBER OF SHARES OUTSTANDING                27,244    27,238   27,122   28,429   26,269   26,262    18,512    18,512  12,000
PERCENT OF TOTAL DEBT
  TO TOTAL CAPITALIZATION                     37.1%     34.2%     4.1%     5.2%    13.7%    15.7%     23.8%     35.8%   57.0%
BOOK VALUE PER SHARE                         $7.38     $8.51    $7.64    $7.61    $5.25    $4.41     $2.22     $1.55   $0.58

(1) INFLIGHT SALES GROUP LIMITED WAS  PURCHASED ON MAY 1, 1994.
(2) EXPENSES INCURRED IN EFFECTING THE MERGER OF UETA, INC.
AND DUTY FREE INTERNATIONAL WERE $4,389,000, OR $0.16 PER SHARE,
 WHICH WERE CHARGED TO THE FINANCIAL RESULTS IN THE FIRST
QUARTER OF FISCAL 1993.
(3) THE COMPANY ACQUIRED 16 DUTY FREE STORES AND RELATED
BUSINESSES ALONG THE WESTERN UNITED STATES/CANADA BORDER ON
FEBRUARY 1, 1991.
(4) UETA WAS FORMED IN MAY 1987. THE FINANCIAL INFORMATION FOR
FISCAL 1988 INCLUDES PARTIAL YEAR RESULTS FOR UETA
 AND FISCAL 1987 DOES NOT INCLUDE UETA.

                                                   DUTY FREE INTERNATIONAL,INC. AND SUBSIDIARIES
                                                   QUARTERLY FINANCIAL DATA (UNAUDITED)
                                                   (IN THOUSANDS,EXCEPT PER SHARE AMOUNTS)

                                                                        FIRST   SECOND    THIRD    FOURTH     YEAR
                                                   FISCAL 1995:
                                                   NET SALES           $83,243 $137,241 $144,856  $136,421  $501,761
                                                   GROSS PROFIT         30,448   55,872   58,747    55,307   200,374
                                                   RESTRUCTURING EXPEN                     7,571               7,571
                                                   REVAULATION OF INTA                    46,002              46,002
                                                   NET EARNINGS (LOSS)   2,170    4,053  (34,538)    3,513   (24,802)
                                                   EARNINGS (LOSS) PER   $0.08    $0.15   ($1.27)    $0.13    ($0.91)


                                                   FISCAL 1994:        $77,914  $99,252 $104,605   $94,665  $376,436
                                                   NET SALES            30,205   40,093   41,568    35,874   147,740
                                                   GROSS PROFIT                                                             -------
                                                   RESTRUCTURING EXPEN                                                      -------
                                                   REVAULATION OF INTA   5,082    7,955    8,095     6,261    27,393
                                                   NET EARNINGS          $0.19    $0.29    $0.30     $0.23     $1.01
                                                   EARNINGS  PER SHARE

DFI  DUTY FREE INTERNATIONAL AT-A-GLANCE

              [MAP]

INTERNATIONAL LOCATIONS
Caribbean
Hong Kong
Puerto Rico
Singapore
United Kingdom

COMPANY PROFILE

Founded in 1983, Duty Free International, Inc. is the leading operator of duty free and retail stores along the United States' Canadian and Mexican borders and in international airports throughout the United States. We are also a prime concessionaire and supplier of merchandise to international airlines' inflight duty free shops. Additionally, DFI is the largest supplier of duty free merchandise to U.S.-based foreign diplomats and a major supplier to merchant and cruise ships from ports in the Northeast United States and Miami.

We sell quality brand-name merchandise such as liquor, tobacco products, cosmetics, fragrances and luxury items at prices 20 to 60 percent below retail prices for the same merchandise found in our travel and expatriate customers' destination countries.

Through our AIRPORT, BORDER, DIPLOMATIC and WHOLESALE, and INFLIGHT operating divisions, DFI currently serves travelers at 160 duty free shops and retail operations in locations throughout the United States, Puerto Rico, the U.S. Virgin Islands, Aruba, St. Maarten, Bonaire and Curacao. Our standard and specialty retail businesses include shops featuring American-made merchandise; natural personal care products boutiques; regional sports-theme shops; branded athletic footwear and apparel shops; gourmet food and confection shops; convenience stores; news and gift shops; book stores; currency exchanges and gas stations.

Headquartered in Ridgefield, Connecticut, Duty Free International employs more than 2,000 people and has been publicly-held since 1989.

LETTER TO SHAREHOLDERS

[PHOTO]

DEAR FELLOW SHAREHOLDERS:

During fiscal 1995, Duty Free International once again achieved substantial sales growth. These results were achieved despite the continued presence of adverse economic factors impacting Northern border sales and earnings. We undertook a number of management initiatives to offset regional and divisional weaknesses going forward which clearly demonstrate our continued commitment to diversification and maximizing value. These included continued expansion in our
Airport division, the addition of our new Inflight division, de-emphasis of the wholesale aspect of our Diplomatic and Wholesale division, and an overall comprehensive restructuring effort designed to maximize profitability. We also changed the method of evaluating the recoverability of intangible assets.

OPERATING RESULTS

    For the fiscal year ended January 29, 1995, net sales totaled
$501,761,000,
a 33 percent increase over the prior year's sales of $376,436,000. Net earnings for the fiscal year, excluding the after-tax effects of our restructuring plan and the intangible assets revaluations, were $14,133,000, or
$.52 per share, compared with $27,393,000 or $1.01 per share for the prior year.

    For the fourth quarter ended January 29, 1995, net sales were $136,421,000, up 44 percent from $94,665,000 for the same period in 1994. Net earnings for the quarter decreased to $3,513,000 or $.13 per share, from $6,261,000 or $.23 per share for the same period a year ago.

    As of January 29, 1995, total assets were $387,142,000, working capital totaled $113,996,000, and total stockholders' equity was $201,151,000. Total debt to total capitalization at fiscal year-end was 37.1 percent.

THE YEAR IN REVIEW

    In the second quarter, we completed our purchase of Inflight Services Group Limited, a leading concessionaire, operator and supplier of onboard duty free merchandise to international airlines through its wholesale program and onboard concessions. Inflight is also a major supplier of international airlines' first class and premium class amenity kits.

    The new division has already proven profitable, and was almost entirely responsible for DFI's net sales growth during the past year. As additional consolidation, economies of scale and synergies are realized, we expect this division to continue to strongly impact DFI's profitability going forward.

    During the third quarter, we instituted a series of management initiatives designed to improve DFI's profitability. Following a comprehensive assessment of each of DFI's operating businesses and their administrative functions, we began a program of store and business closures, and workforce reductions expected to be completed in early fiscal 1996.

    When fully implemented, 23 stores and business locations, which had been generating approximately $14,500,000 in sales annually, will be closed. These include seven Airport, 14 Northern Border and two Diplomatic and Wholesale division operations. These closings are expected to reduce our workforce, and lower direct operating costs by approximately $7,400,000 annually. A pre-tax charge to earnings of $7,571,000 was taken during the third quarter ended October 31, 1994 as a result of these actions.

    We believe this restructuring, when completed, will bring DFI near-term improvements in profitability and enable us to focus DFI's considerable resources on those markets which we believe offer prospects for growth and financial returns in line with our requirements. We will continue to monitor DFI's operating costs and seek out expense savings opportunities as we endeavor to make DFI a more efficient company. Among these efforts was a recently completed warehousing consolidation arising from the Inflight acquisition which will, along with other expense reductions in our Inflight Division, yield approximately $1,000,000 of annual savings as compared with the current existing cost base.

    Additionally, we adopted a discounted cash flow method of evaluating the recoverability of intangible assets at the same time recognizing that the projected profit and cash flow from certain acquired businesses will be below expectations set by DFI management at the time of the acquisitions. The result was a write-down of asset value and a one-time, pre-tax charge to earnings of $46,002,000 which was taken during the third quarter. The fiscal year 1996 pre-tax amortization charge associated with the assets written down would have been $3,500,000. While not impacting DFI's cash position, the write-down will create a more appropriate and conservative balance sheet valuation of remaining goodwill and other intangible assets.

    A total pre-tax charge against earnings of $53,573,000 ($38,935,000 after-tax), resulting from the closures and new accounting method for valuing intangible assets, was taken during DFI's third quarter.

LOOKING AHEAD

    We believe the management initiatives described above and our plans to capitalize on these and other efforts give us ample reason to be excited and confident in our ability to continue to grow and enhance shareholder value.

    At the airports we'll continue to increase our presence through strategic alliances with major companies and expand our existing portfolio of retail formats to maintain and broaden our appeal to airport authorities. Together with one of our equity partners, we were the successful bidder for the lease to operate the duty free shops at Logan International Airport in Boston, Massachusetts. Two duty free shops were opened on March 1, 1995 and a third shop is planned to open later in 1995. Through another of our equity partnerships, we've designed and stocked 12 stores in the new Denver International Airport in Colorado, which opened on February 28, 1995.

    In our Border division, we are well-positioned for a rebound in the Canadian economy, and improvement in the value of the Canadian dollar, with leaner, financially stronger stores on the Northern border. Along the Southern border, we have revamped stores and products to meet anticipated growth in the numbers of customers and greater demographic mix resulting from the North American Free Trade Agreement (NAFTA). We have also responded to the late 1994, and continuing devaluation of the Mexican peso and resulting reduction in sales volumes with significant expense and working capital reduction programs designed to lessen the adverse effect on our profits and cash flow.

    Our newly-completed 100,000 square foot distribution center in Miami enables us to more aggressively pursue additional cruise business and build on our 10 retail store presence on the passenger piers in the port of Miami. We're focused on increasing our market share of duty free supply to cruise lines, particularly those serving Caribbean routes, and seeking opportunities at additional ports as cruise markets expand.

    Additionally, we have begun a marketing campaign to educate Americans and foreign visitors of the value of duty free shopping -- especially in these economically-trying times. Increased awareness of the cost savings associated with duty free shopping will help us achieve our goal of attracting customers of all economic levels and encourage the highest possible average transaction spend at each of our many and varied locations. Most importantly, we'll continue to foster a corporate environment that encourages creativity and risk-taking, which we believe yields improved financial performance.

    Our intention is to maintain and further our position in the travel industry to be recognized by customers and competitors alike as the leader in duty free and travel retailing. Our goal is as simple as ever: to be a billion dollar company that consistently achieves superior financial returns. Our confidence in achieving this goal is matched only by our gratitude to our shareholders, employees, customers and vendors for your continued support. Our unwavering commitment to you is to merit this loyalty and reward it with consistent, strong performance in the years ahead.

Sincerely,

Alfred Carfora
President and Chief Executive Officer
March 15, 1995
                                                                   3

AIRPORT DIVISION: FENTON HILL AMERICAN LTD.

HQ: British Airways Building/
John F. Kennedy International Airport, New York

LOCATIONS: 80 duty free and retail stores

MARKETS: 14 international airports,
the Caribbean and South Florida


As in years past, the Airport division, operating under the name Fenton Hill American Limited, continued its record of solid sales growth and expansion, and contributed substantially to our fiscal 1995 sales. With total sales of $92.9 million -- a 21 percent increase over fiscal 1994 sales -- Fenton Hill accounted for 18 percent of overall sales. During the past year we recognized strong sales input from our late 1993 and early 1994 acquisition of 10 Caribbean locations.

    Fenton Hill's fine results stem directly from our commitment to focused diversification which is successfully implemented through our portfolio approach to airport retailing. The portfolio approach combines a wide variety of retailing concepts in an attractive manner which is especially appealing to airport management and domestic and foreign travelers.

    Our retail mix currently includes duty free shops, specialty stores such as
The Athlete's Foot (branded athletic-wear), Bodyography (natural personal care products) and The Sports Section (regional sports-theme shops), standard news and gift shops and bookstores.

    Additionally, through a number of equity partnerships and strategic alliances, we are able to participate in duty free and retail concessions in a number of other international airports. Chicago Aviation Partners, our joint venture with McDonald's Corporation, last year developed and now manages all the concession space at the new international terminal at Chicago's O'Hare Airport. In affiliation with another venture partner we've designed and stocked
12 stores which opened in February 1995 in the new Denver International Airport. And, in March 1995, we, and our venture partners, opened two new duty free shops in Boston's Logan International Airport, with a third store scheduled to open later in fiscal 1996. Given the success of relationships like these, we'll continue to explore new opportunities with existing partners and other innovative approaches.

Percent of Fiscal 1995
Consolidated Net Sales
         18%

INFLIGHT DIVISION: INFLIGHT DUTY FREE SHOP, INC.

HQ: New York, New York

LOCATIONS: 64 international
airline fleets

MARKETS: 21 onboard duty free concessions; 14 wholesale accounts from 48 operations bases in Europe, the United States, Asia/Pacific and Latin America and the Caribbean; 29 amenity kit supplier accounts.


During the second quarter of fiscal 1995, we acquired Inflight Sales Group Limited. A fitting complement to our existing businesses, Inflight is a leading concessionaire, operator and supplier of onboard duty free merchandise to international airlines through onboard concessions and a wholesale program, and a major supplier of international airlines' first class and premium class amenity kits.

    We believe Inflight's purchase price -- $60 million in cash, $10 million in notes and additional payments as earnings goals are achieved -- has already been more than justified. The new division was profitable as soon as the acquisition was completed, and with just three quarters of sales, it contributed a substantial $121.9 million or 24 percent of consolidated fiscal 1995 sales and was almost entirely responsible for total company net sales growth during the past year.

    Inflight's three business areas contribute significantly to the division's performance. Thirty percent of the division's sales derive from the manufacture and marketing of amenity kits for international airlines' first class and premium class passengers.

    Another 20 to 30 percent of sales are obtained from the division's wholesale program which provides merchandise for duty free programs which airlines run on their international flights. The carrier runs all promotions, manages the program and even owns the inventory which is bought from Inflight.

    The remaining 30 to 50 percent of sales come from the division's concession program through which Inflight fully operates airlines' on-board duty free concession. We purchase products and manage every aspect of duty free sales service on the airlines' flights, including magazine and videotape promotions. With a percentage of total sales paid in royalties to the airline, this program provides airlines with a risk-free means of incrementally increasing their earnings.

    Inflight has exclusive distribution agreements for various parts of the world with many well-recognized names in the luxury products industry, including Chanel, Christian Dior, Hermes, Mont Blanc, Yves Saint Laurent, Elizabeth Arden and Lancaster. Additionally, it maintains warehouse and station locations throughout the U.S., Pacific Rim, Europe and South America.

    We're confident that Inflight will continue to contribute handsomely to our overall business as air travel and airline competition grows, and as it is more thoroughly absorbed into our operations.

Percent of Fiscal 1995
Consolidated Net Sales
        24%
                                                                        5

BORDER SOUTH DIVISION: UETA, INC.


HQ: San Antonio, Texas

LOCATIONS: 30 duty free stores

MARKETS: 14 border crossings in Arizona, California and Texas


During the past year, UETA once again delivered on the promise we perceived when we purchased it two years ago, contributing a whopping 29 percent of consolidated sales. UETA's total sales were $144.6 million, an increase of 14 percent over fiscal 1994 performance -- despite a fall-off in sales toward year-end as a result of the devaluation in the peso.

To ensure its continued solid contribution, we maintained a number of strategies introduced during fiscal 1994 which were found to be successful. We continued our marketing and advertising programs targeted to Mexicans working in U.S./Mexican border plants. To better meet the purchase needs of a broader demographic mix, we've adjusted inventories and created an enhanced value line of products which include private label liquor and five-pack cigarette cartons.
Our store upgrade program, now completed, has given a consistent visual image to all UETA stores.

    Going forward, our intention is to meet the impact of the devalued peso head-on. Marketing and promotion programs have been adjusted, and expense reductions of approximately $3,800,000 annually have been effected. We'll apply the important lessons we've learned from the ond belief.


                                   \s\ Spring M. Ciccarello
                                   -----------------------------
                                        Notary Public




My Commission Expires: 3/9/97