Form 10-K405, Exhibit 13
period 1996-01-29
DUTY FREE INTERNATIONAL INC
filed 1996-04-26
CIK 820756

[COVER PAGE]

                             Duty Free International
              Leader in The Duty Free and Travel Retailing Industry
                      Annual Report Year Ended January 1996




[THREE PICTURES OF MERCHANDISE SOLD BY THE COMPANY (WATCH, MEN'S FRAGRANCE, GOURMET FOOD)

                  Duty Free International, Inc. and Subsidiaries

                  Selected Consolidated Financial Data- 10 Years
         (Dollars in thousands, except per share amounts and percentages)
Fiscal year ended January        1996     1995 (1)   1994     1993 (2)    1992 (3)      1991     1990     1989    1988(4)  1987(4)
- ----------------------------------------------------------------------------------------------------------------------------------
Earnings Statement Data:
Net Sales                    $515,058 $501,761   $376,436 $361,823    $346,635      $262,962 $258,944 $229,687  $141,978   $29,925
  Net sales increase percent      2.7%    33.3 %      4.0 %    4.4%       31.8%          1.6%    12.7%    61.8%      N/A       N/A
Gross profit                  218,885  200,374    147,740  146,425     138,749        93,820   83,512   62,788    39,706    14,146
     Gross profit - percent
          of net sales           42.5%    39.9 %     39.2 %   40.5%       40.0%         35.7%    32.3%    27.3%     28.0      47.3%
Selling, general and
     administrative expenses  192,913  177,895    113,365  101,401      95,406        67,194   59,985   45,121    31,492    11,053
     Selling, general and
          administrative
          expenses - percent
          of net sales           37.5%    35.5 %     30.1 %   28.0%       27.5%         25.6%    23.2%    19.6%     22.2%     36.9%
Restructuring expenses          7,571        -          -        -           -             -        -        -         -         -
Revaluation of intangible
     assets                    42,002        -          -        -           -             -        -        -         -         -
Operating income (loss)        30,346  (26,722)    39,535   49,647      47,577        29,715   26,221   19,984     9,528     3,748
     Operating income (loss) -
          percent of net sales    5.9%    (5.3)%     10.5 %   13.7%       13.7%         11.3%    10.1%     8.7%      6.7%     12.5%
     Operating income (loss) -
          percent change          N/A       N/A     (20.4)%    4.4%       60.1%         13.3%    31.2%   109.7%      N/A       N/A
Earnings (loss) before income
     taxes                     25,389   (31,149)   43,082   49,786      48,765         32,542  26,200   19,301     8,815     3,362
Effective income tax rate        37.0%    (20.4)%    36.4 %   39.0%       35.7%          31.6%   33.3%    32.1%     43.3%     47.6%
Net earnings (loss)            15,996   (24,802)   27,393   30,373      31,364         22,268  17,483   13,101     5,001     1,762
     Net earnings (loss) -
          percent of net sales    3.1%     (4.9)%     7.3 %    8.4%        9.0%           8.5%    6.8%     5.7%      3.5%      5.9%
Earnings (loss) per share       $0.59    $(0.91)    $1.01    $1.08       $1.19          $0.85   $0.78    $0.71     $0.30     $0.17
Weighted average number
     of shares outstanding     27,251    27,224    27,204   28,142      26,462         26,314  22,385   18,562    16,556    10,126
Dividends per common share      $0.20    $ 0.20     $0.20    $0.15           -              -       -   $0.025         -         -
Return on stockholders' equity    7.7%    (11.5)%    12.5 %   14.3%       17.7%          17.6%   22.3%    37.5%     28.0%     31.4%


Fiscal year ended January        1996     1995 (1)   1994     1993 (2)    1992 (3)      1991     1990     1989    1988(4)  1987(4)
- ----------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Working capital              $121,291  $113,996  $204,118 $ 90,630    $119,353      $103,209 $ 98,844 $ 29,348  $ 21,121    $5,647
Current ratio                     3.2       2.7       7.0      3.3         3.9           3.1      3.3      1.5       1.4       2.3
Total assets                  390,708   387,142   387,600  255,819     269,911       200,557  173,153  103,867    83,689    21,616
Long-term obligations         122,238   118,891   121,821    9,629      11,797        14,054   14,253    8,379     7,257    10,443
Stockholders - equity         212,482   201,151   231,861  207,343     216,447       137,875  115,830   41,183    28,737     6,954
Number of shares
 outstanding                   27,270    27,244    27,238   27,122      28,429        26,269   26,262   18,512    18,512    12,000
Percent of total debt to
    total capitalization         36.2%     37.1 %    34.2 %    4.1%        5.2%         13.7%    15.7%    23.8%     35.8%     57.0%
Book value per share            $7.79     $7.38     $8.51    $7.64       $7.61         $5.25    $4.41    $2.22     $1.55     $0.58


(1) Inflight Sales Group Limited was purchased on May 1, 1994.
(2) Expenses incurred in effecting the merger of UETA, Inc. and Duty
    Free International were $4,389,000, or $0.16 per share, which were charged to the financial results in fiscal 1993.
(3) The Company acquired 16 duty free stores and related businesses along the Western United States/Canada border on February 1, 1991.
(4) UETA was formed in May 1987. The financial information for fiscal
    1988 includes partial year results for UETA and fiscal 1987 does not include UETA.

                 Quarterly Financial Data (Unaudited)
               (In thousands, except per share amounts)
                                       First     Second      Third     Fourth      Year
- ----------------------------------------------------------------------------------------
Fiscal 1996:
  Net sales                         $109,348   $130,359    $145,181  $130,170  $515,058
  Gross profit                        46,161     56,341      62,098    54,285   218,885
  Restructuring expenses                   -          -           -         -         0
  Revaluation of intangible assets         -          -           -         -         0
  Net earnings                         1,466      4,516       5,719     4,295    15,996
  Earnings per share                   $0.05      $0.17       $0.21     $0.16     $0.59

Fiscal 1995:
  Net sales                          $83,243   $137,241    $144,856  $136,421  $501,761
  Gross profit                        30,448     55,872      58,747    55,307   200,374
  Restructuring expenses                   -          -       7,571         -     7,571
  Revaluation of intangible assets         -          -      46,002         -    46,002
  Net earnings (loss)                  2,170      4,053     (34,538)    3,513   (24,802)
  Earnings (loss) per share            $0.08      $0.15      $(1.27)    $0.13    $(0.91)

Company Profile

Founded in 1983, Duty Free International, Inc. is the leading operator of duty free and retail stores along the United States' Canadian and Mexican borders, and in international airports throughout the United States. DFI is also the primary concessionaire and supplier of merchandise to international airlines' inflight duty free shops. Additionally, DFI is the largest supplier of duty free merchandise to U.S.-based foreign diplomats and a major supplier to merchant and cruise ships from ports in the Northeast United States and Miami. Headquartered in Ridgefield, Connecticut, Duty Free International employs more than 2,000 people and has been publicly-held since 1989.

Duty Free Locations

[PICTURE OF MAP OF UNITED STATES WITH DOTS REPRESENTING STORE LOCATIONS]

International Locations

Caribbean, Hong Kong, Puerto Rico, Singapore, United Kingdom

  [PICTURE OF ALFRED CARFORA, PRESIDENT AND CHIEF EXECUTIVE OFFICER]

Letter to Shareholders:

     Building on our successful performance last year, we are excited about our prospects for increasing sales and profitability across our Company. In keeping with our vision to become a billion dollar company, we will pursue growth opportunities both internally and through acquisitions.

     The past fiscal year was one of great accomplishment for our Company. Despite the challenges posed by external factors, such as the devaluation of the Mexican peso, we remained focused on achieving sales growth and exceeded earnings expectations. We continued to de-emphasize the low gross margin sales in the Diplomatic and Wholesale Division in order to provide greater distribution capabilities to our stores.

Operating Results

     For the fiscal year, sales increased 3% to $515,058,000 from $501,761,000 in the prior fiscal year. Net earnings increased 13%, for the fiscal year ended January 28, 1996, to $15,996,000, or $.59 per share, as compared with $14,133,000, or $.52 per share, excluding the after-tax effects of fiscal 1995's restructuring plan and intangible asset revaluations.

     For the fourth quarter ended January 28, 1996, net sales were $130,170,000, a decrease from $136,421,000 in the fourth quarter a year ago. This decrease was due primarily to the decline in Southern Border sales resulting from the year-ago devaluation of the Mexican peso versus the U.S. dollar. Net earnings for the quarter, however, increased 22% to $4,295,000, or $.16 per share, from $3,513,000, or $.13 per share, for the same period last year.

     As of January 28, 1996, total assets were $390,708,000, working capital totaled $121,291,000, and total stockholders' equity was $212,482,000. Total debt to total capitalization at fiscal year-end was 36.2%.

The Year in Review

     Our year of accomplishment began with many opportunities. The Airport Division opened 16 new stores, the Northern Border Division acquired two new locations, and our Inflight Division was awarded a new concession contract. An extensive cost reduction program was initiated in the Southern Border Division in addition to our continued redefining of the Diplomatic and Wholesale Division. Also during the year, we completed negotiations for a fully-committed $75,000,000 revolving line of credit and letter of credit facility.

     The year began with our Airport Division opening 12 new travel retail stores at Denver's International Airport, as well as two new duty free stores at Boston's Logan International Airport. In anticipation of lower sales expectations resulting from the devalued peso, we thoroughly reviewed our Southern Border operations and immediately enacted a cost reduction program.

     During the second quarter, Northern Border Division's comparable store sales turned positive. We added two stores to our Northern Border chain, one at the Blue Water Bridge in Port Huron and one at the International Bridge in Sault St. Marie, both in Michigan. The Airport Division opened an additional duty free shop at the San Juan International Airport. The Company completed negotiations for a fully-committed $75,000,000 revolving line of credit and letter of credit facility to serve our domestic and international cash management needs.

     In the third quarter, Northern Border sales continued to improve, our Airport Division opened its third store in Boston, and earnings growth continued to accelerate.

     The highlight of our fourth quarter came from our Inflight Division, which was awarded the contract to operate Air Canada's on-board duty free concession program. With this contract, beginning March 1, 1996, we estimate initial on-board revenues of $11,000,000. In addition, our Airport Division opened a temporary duty free shop in the new Delta Flight Center at John F. Kennedy International Airport and look forward to the opening of a 5,000 square foot permanent facility by June 1996.

     In September, we promoted John Edmondson to the position of Executive Vice President and Chief Operating Officer, further strengthening Duty Free International's executive team. In his management of Southern and Northern Border operations, John demonstrated himself to be a very competent and creative executive, and I look forward to his increased influence in the management of our Company.

Looking Ahead

     Building on our successful performance last year, we are excited about our prospects for increasing sales and profitability across our Company.

     We anticipate meaningful contribution from our new 5,000 square foot duty free shop in the Delta Flight Center once it becomes fully operational in fiscal 1997. In our Inflight Division, we will continue to negotiate for additional onboard duty free concession programs.

     We expect Northern and Southern Border sales to improve over the course of the new year due to the economic and currency stability in the Canadian and Mexican markets.

     As sales from each of our divisions increase, our Company will enjoy even greater growth in profit by continuing to leverage off of a relatively fixed-cost base.

     Confident in our future, the Board of Directors has increased the Company's dividend by 20%.

     In keeping with our vision to become a billion dollar company, we will pursue growth opportunities both internally and through acquisitions.

     We remain steadfast in our commitment to increase shareholder value, and are grateful to our shareholders, employees, customers and vendors for their continued support.

Sincerely,
Alfred Carfora
President and Chief Executive Officer
March 22, 1996

                          [PICTURE OF WATCH]
At-A-Glance

HQ:, LOCATIONS:, MARKETS:

Airport Division:
Fenton Hill American Ltd.

British Airways Building John F. Kennedy International Airport New York, New York - 100 duty free and retail stores

14 international airports in the United States and Caribbean

       [GRAPH - PERCENT OF FISCAL 1996 CONSOLIDATED NET SALES]

Inflight Division:
Inflight Duty Free Shop, Inc.

Ridgefield, Connecticut

64 international airline fleets

21 onboard duty free concessions; 60 wholesale accounts from 48 operations bases in Europe, the Pacific Rim, South America and the United States; 39 amenity kit supplier accounts

       [GRAPH - PERCENT OF FISCAL 1996 CONSOLIDATED NET SALES]

Border South Division:
UETA, Inc.

San Antonio, Texas

30 duty free stores

14 border crossings in Arizona, California and Texas

       [GRAPH - PERCENT OF FISCAL 1996 CONSOLIDATED NET SALES]

Border North Division:
AMMEX Tax and Duty Free Shops

Ridgefield, Connecticut

36 duty free and retail stores

30 border crossings in Idaho, Maine, Michigan, Minnesota, Montana, New York, North Dakota, Vermont and Washington

       [GRAPH - PERCENT OF FISCAL 1996 CONSOLIDATED NET SALES]

Diplomatic and Wholesale Division:
Samuel Meisel & Company, Inc.,
Carisam International Corporation
Glen Burnie, Maryland

Two Company-wide distribution centers, four ports

Embassies and consulates through-out the United States, primarily in New York and Washington, D.C. Merchant and cruise ship ports in Baltimore, Miami, New York and Philadelphia

       [GRAPH - PERCENT OF FISCAL 1996 CONSOLIDATED NET SALES]

                           [PICTURE OF PEN]

Leader in The Duty Free and Travel Retailing Industry

Our intention is to maintain and further our position in the travel industry and to be recognized by customers and competitors alike as the leader in duty free and travel retailing. Our goal is as simple as ever: to be a billion dollar company that consistently achieves superior financial returns.

Airport Division

     Continuing its tradition of steady sales growth and expansion, the Airport Division, which operates under the name Fenton Hill American Limited, contributed handsomely to the past year's performance. Total sales for the Division increased 10 percent over fiscal 1995 sales to $102.5 million, which accounted for 20 percent of overall sales.
Fenton Hill's consistent performance is the direct result of our portfolio approach to airport retailing. This approach, which combines a variety of retailing concepts, is compelling for airport management and customers alike. The Fenton Hill retail mix continues to include duty free shops; specialty stores such as The Athlete's Foot (branded athletic-wear), Bodyography (natural personal care products) and The Sports Section (regional sports-theme shops); standard news and gift shops; and book stores.

     By all standards, our equity partnerships and strategic alliances at a number of international airports have been an unqualified success. We have now been awarded 21 concessions through our joint venture partnerships, and look forward to increasing this number in the future.

Inflight Division

     Acquired in the second quarter of fiscal 1995, Inflight has consistently delivered outstanding performance. This past year was no exception. During fiscal 1996, sales increased 41 percent to $171.3 million, which accounted for fully 33 percent of consolidated sales.
The Division's stellar performance derives from its three distinct business units. These are the manufacture and marketing of amenity kits for international airline's first class and premium class passengers; wholesale supply of merchandise for airlines' duty free programs on international flights; and an on-board concession program through which Inflight fully operates airline's on-board duty free concessions.
With warehouse and station locations throughout the United States, South America, Europe and the Pacific Rim, Inflight has exclusive distribution agreements with many of its vendors.

     Going forward, we expect enhanced performance as we further consolidate Inflight's operations into our own and expand the reach of this high-performance division.

       [NEW PAGE - PICTURE OF STORE, PERFUME, BOTTLE OF LIQUOR]

Our experience with UETA over the past year clearly demonstrates that we have a strong and valuable franchise, even under difficult circumstances. As we move past the peso devaluation, we look forward to benefiting from this Division's full-strength contribution to our overall business.

Border South Division

     Impacted by the devaluation of the peso at the end of fiscal 1995, Southern Border Division sales decreased to $103.3 million this year. Largely as a result of cost reduction programs implemented early on, the Division contributed significantly to Company-wide profits. UETA's sales declines lessened steadily over the course of the year and the Division generated 20 percent of fiscal 1996 consolidated sales.

     Through a variety of duty free operations, UETA provides
Mexican/American border traffic with access to luxury items such as premium watches, fragrances and cosmetics, top-quality liquor and tobacco products, beer, wine, gourmet foods, designer jewelry and other high quality gifts.

     Our experience with UETA over the past year clearly demonstrates that we have a strong and valuable franchise, even under difficult circumstances. As we move past the peso devaluation, we look forward to benefiting from this Division's full-strength contribution to our overall business.

Border North Division

     Having turned positive in the second quarter, sales for our Northern Border Division increased six percent to $77.7 million and accounted for 15 percent of consolidated sales for fiscal 1996. Our continued emphasis on suggestive selling techniques increased the average transaction spend by 10 percent during the past year, despite a leveling off of cross-border traffic.

     We look forward to deriving meaningful contributions from our two new shops in Michigan acquired in July 1995. As with our other AMMEX duty free shops, these offer luxury items such as premium fragrances and cosmetics, top-quality liquor and tobacco products, beer, wine, gourmet foods, and high-quality gifts such as designer jewelry, scarves and leather goods. Certain Northern Border retail locations also offer groceries, snacks, souvenirs and affordable gift items. Currency exchanges and gas stations are operated at several high-volume crossings.

Diplomatic and Wholesale Division

     Our continued de-emphasis of this Division's low gross margin wholesale business resulted in a 12 percent decline in sales to $60.2 million, which represented 12 percent of fiscal 1996 consolidated sales.

    Even with this concentrated refocusing, the Diplomatic and Wholesale Division continues to be the leading domestic supplier of duty free luxury items, including gifts, fragrances, cosmetics, designer jewelry, premium brand liquor and tobacco and gourmet foods to U.S.-based foreign diplomats and a major supplier to international merchant and passenger ships.

     Like its Northern and Southern Border counterparts, the Diplomatic and Wholesale Division has benefited from rigorous cost reduction efforts over the past year. These, combined with continued redirection of the Division's resources to its higher profit operations, translate into enhanced performance opportunities going forward.

Report of Management

To Our Shareholders:

     The management of Duty Free International, Inc. has prepared the financial statements and related information contained in this Annual Report. The Company's financial statements have been prepared in conformity with generally accepted accounting principles and using estimates, where appropriate, based on the judgments of management. Management is responsible for the integrity and objectivity of the financial statements and other financial information included in this report. To meet this responsibility, management maintains a system of internal accounting procedures and controls to provide reasonable assurance that assets are safeguarded and that transactions are properly executed and recorded by qualified personnel. The system of procedures and controls is regularly reviewed by officers, key employees of the Company and the Company's Internal Audit department.

     The Audit Committee of the Board of Directors is composed solely of outside directors. The Committee meets periodically and, when appropriate, separately, with representatives of the independent auditors, personnel from the Company's Internal Audit department and officers of the Company to review their activities. The independent auditors have full and free access to the Audit Committee and meet with it to discuss auditing, financial reporting and other matters.

     The Audit Committee recommends, and the Board of Directors appoints, the independent auditors.



Alfred Carfora             Gerald F. Egan
President and              Vice President Finance and
Chief Executive Officer    Chief Financial Officer

Independent Auditors' Report


The Board of Directors and Shareholders
Duty Free International, Inc.:

     We have audited the accompanying consolidated balance sheets of Duty Free International, Inc. and subsidiaries as of January 28, 1996 and January 29, 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended January 28, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Duty Free International, Inc. and subsidiaries as of January 28, 1996 and January 29, 1995 and the results of their operations and their cash flows for each of the years in the three-year period ended January 28, 1996, in conformity with generally accepted accounting principles.

     As discussed in the accompanying notes to the consolidated financial statements, the Company changed its method of evaluating the recoverability of intangible assets. Because the change in accounting principle is inseparable from the change in estimate, it has been accounted for as a change in estimate in the year ended January 29, 1995.

KPMG PEAT MARWICK LLP

Baltimore, Maryland
February 26, 1996




Results of Operations
Duty Free International, Inc. and Subsidiaries
Management's Discussion and Analysis of
Financial Condition and Results of Operations

Fiscal 1996 Compared with 1995

     Net earnings were $15,996,000, or $0.59 per share, for the year ended January 28, 1996, an increase of $1,863,000, or 13.2%, from $14,133,000, or $0.52 per share, for the year ended January 29, 1995 before restructuring and revaluation charges. A total pre-tax charge to earnings of $53,573,000 ($38,935,000 after tax) was taken in the year ended January 29, 1995. This charge included $7,571,000 for restructuring expenses and a write-down of intangible asset value of $46,002,000 resulting from a change to a fair value method of evaluating the recoverability of intangible assets (a more detailed explanation of both charges is provided below). The increase in net earnings from the prior year, excluding the restructuring and revaluation charges in the prior year, reflects the successful execution of the Company's cost containment programs as well as sales increases by the Inflight, Airport and Northern Border Divisions. The Inflight Division's net earnings increased significantly for the year when compared to the prior year due to sales increases resulting from increases in the number of travelers on-board international flights served by the Company and an increase in the average amount of duty free merchandise purchased from the Company by travelers on-board international airlines. The Inflight Division's gross profit percentage increased for the year when compared to the prior year due primarily to a significant increase, in absolute dollars and as a percentage of the Division's total sales, in duty free sales made on-board international airlines, which generally have higher profit margins than sales of amenity kits and wholesale sales to airlines. The Inflight Division's financial results for the year ended January 29, 1995 included only three quarters, because Inflight was purchased on May 1, 1994. The Northern Border Division's net earnings for the year increased significantly from the prior year due primarily to expense reductions resulting from the restructuring plan implemented in fiscal 1995, a decrease in amortization expense resulting from the intangible asset revaluation in fiscal 1995, and the Company's continued efforts to increase the average amount of duty free merchandise purchased from the Company by customers. The above was partially offset by the continued negative trend in traffic across the United States/Canada border during the current year. The Airport Division's net earnings increased significantly due primarily to an increase in sales resulting from an increase in foreign travelers shopping at the Company's airport locations, new store openings, the closing of unprofitable locations under the restructuring plan, and a decrease in amortization expense resulting from the intangible asset revaluation. During the third and fourth quarters, the Airport Division's sales and net earnings were adversely impacted by the severe hurricanes on the Caribbean islands of St. Thomas and St. Maarten. Management anticipates a return to normal sales levels at these islands early in fiscal 1997. The Company believes that the effects of the hurricanes will not be material to its financial position and results of operations and that reserves charged to the fiscal 1996 results of operations are adequate to cover any potential losses.

     The increases in net earnings for the Inflight, Northern Border and Airport Divisions were partially offset by a substantial decrease in the Southern Border Division's sales and net earnings resulting from the significant devaluation of the Mexican peso versus the U.S. dollar in December 1994. The drop in the value of the peso destabilized the Mexican economy and increased the costs of the Company's products for Mexican customers. The Southern Border Division reduced its selling, general and administrative expenses by approximately $5,000,000 during the current year when compared to the prior year. However, these expense reductions were more than offset by a $41,319,000 decrease in the Southern Border Division's net sales. The expense reductions related primarily to lower employee and other operating expenses resulting from employee terminations, a decrease in the number of hours stores were open, and reductions of advertising and promotional expenses. The decrease in advertising and promotional expenses is not expected to impact sales due to the significant reduction in the number of customers in the Southern Border market resulting from the peso devaluation. The Division's sales decline was 22% in the fourth quarter of fiscal 1996 versus declines of 37%, 34% and 23% in the first three quarters of 1996 versus the same periods in fiscal 1995. The Company expects the Southern Border Division to achieve sales gains in the early part of fiscal 1997, due to the anniversary of the peso devaluation which occurred in December 1994, provided there is continued stabilization in the value of the peso versus the U.S. dollar.

     Below are explanations of significant variances from the prior year by income statement line item.

Net Sales

     The following table sets forth, for the fiscal periods indicated, the net sales and the percentage of total net sales for each of the Company's divisions and the period to period change in such sales (in thousands, except for percentages):

                         Fiscal Year Ended           Increase/(Decrease)
Divisional     ------------------------------------        Fiscal
Net Sales      January 28, 1996    January 29, 1995     1996 vs. 1995
- ----------------------------------------------------------------------
Border:
     Southern  $103,283  20.0%     $144,602  28.8%     $(41,319) (28.6)%
     Northern    77,710  15.1        73,631   14.7        4,079    5.5 %
Inflight        171,268  33.3       121,890   24.3       49,378    40.5%
Airport         102,548  19.9        92,887   18.5        9,661    10.4%
Diplomatic and
     Wholesale   60,249  11.7        68,751   13.7       (8,502)  (12.4)
- ---------------------------------------------------------------
               $515,058  100.0%    $501,761  100.0%    $ 13,297     2.7%
- ---------------------------------------------------------------

     The significant decrease in the Southern Border Division's sales was due to the devaluation of the Mexican peso versus the U.S. dollar in December 1994 which destabilized the Mexican economy and increased the costs of the Company's products for Mexican customers. The Inflight Division's sales increased by 9.5% during the last three quarters of fiscal 1996 when compared to the same period in the prior year (Inflight was purchased at the beginning of the second quarter in fiscal 1995). This increase was due primarily to an increase in the number of foreign travelers on-board international flights served by the Company and an increase in the average amount of duty free merchandise purchased from the Company by travelers on-board international airlines during the current fiscal year. The Northern Border Division's comparable store sales (excluding sales of stores closed under the restructuring plan and two stores purchased in July 1995) increased by 2.4% for the current year when compared to the prior year. The improvement in sales trends for the Northern Border Division from fiscal 1995 (when there was a 22.1% decrease in sales from fiscal 1994) is due primarily to the anniversary of the decrease in Canadian tobacco taxes which occurred in the first quarter of fiscal 1995, and increases in average transaction spend amounts by customers resulting from the Division's marketing and promotion programs. The above was partially offset by the continued negative trend in Canadian traffic across the United States/Canada border during fiscal 1996. The Airport Division's sales increase was due primarily to an increase in the number of foreign travelers shopping at the Company's airport locations during the current year, and store openings at the new Denver International Airport, Boston's Logan International Airport and San Juan International Airport in Puerto Rico during fiscal 1996. The above was partially offset by sales decreases due to store closings under the Company's restructuring plan and the effects of the severe hurricanes at the Company's St. Thomas and St. Maarten locations. The Diplomatic and Wholesale Division's sales, excluding locations sold in fiscal 1996 as part of the Company's restructuring plan and a business purchased in the latter part of fiscal 1995, decreased by 23.3% during fiscal 1996 when compared to fiscal 1995 due primarily to the Company continuing to deemphasize what would have been relatively low gross margin sales in this Division. Net sales of all the stores and businesses closed or sold under the restructuring plan were $4,757,000 and $13,931,000 for fiscal 1996 and fiscal 1995, respectively.

Cost of Sales and Gross Profit
     Gross profit, as a percentage of net sales, increased to 42.5% during fiscal 1996 from 39.9% during fiscal 1995. The increase was due primarily to increases in the Inflight, Airport and Northern Border Divisions' net sales and gross profit margins, and significant decreases in the Southern Border and Diplomatic and Wholesale Divisions' net sales. The Inflight, Airport and Northern Border Divisions have significantly higher gross profit margins than the Southern Border and Diplomatic and Wholesale Divisions. The Inflight Division's gross profit percentage increased during the current year when compared to the prior year due primarily to a significant increase, in absolute dollars and as percentage of the Division's total sales, in duty free sales made on-board international airlines, which generally have higher gross profit margins than amenity kit and wholesale sales to airlines.

     The restructuring plan, implemented in fiscal 1995, did not and will not have a material effect on the Company's gross profit.

Selling, General and Administrative Expenses
     Selling, general and administrative expenses, as a percentage of net sales, increased to 37.5% in fiscal 1996 from 35.5% in fiscal 1995. The increase was due primarily to the following factors:

* A significant increase in the Inflight Division's net sales in the current year, as a percentage of the Company's total sales, when compared to the prior year (Inflight was purchased May 1, 1994). The Inflight Division has selling, general and administrative expenses, as a percentage of net sales, higher than the Company average due primarily to commission expenses paid to airlines.

* An increase in the Airport Division's net sales in the current year, as a percentage of the Company's total sales, when compared to the prior year. The Airport Division's operating expenses, as a percentage of net sales, are higher than the Company's other divisions due to rents based on sales and other variable expenses.

* Significant decreases in the Southern Border Division's net sales in the current year versus the prior year. The Southern Border Division has selling, general and administrative expenses, as a percentage of net sales, significantly lower than the Company average. The Company reduced the Southern Border Division's selling, general and administrative expenses by approximately $5,000,000 during fiscal 1996 when compared to the prior year. However, these expense reductions were more than offset by a $41,319,000 decrease in the Division's net sales during fiscal

     1996 when compared to fiscal 1995. The expense reductions related primarily to lower employee and other operating expenses resulting from employee terminations, a reduction in the number of hours stores are open, and reductions of advertising and promotion expenses. The decrease in advertising and promotion expenses is not expected to impact sales in view of the significant reduction in the number of customers in the Southern Border market.

     The restructuring plan and the revaluation of intangible assets in the third quarter of fiscal 1995 reduced the Company's selling, general and administrative expenses by approximately $10,400,000 during fiscal 1996 when compared to fiscal 1995.

Interest Income

     Interest income decreased by $960,000 during fiscal 1996 when compared to fiscal 1995. The decrease was due primarily to a decrease in funds available for investment during the first part of the current year when compared to the prior year resulting from the purchase of Inflight in fiscal 1995 for approximately $73,300,000, and more of the Company's investment portfolio being in tax-exempt municipal bonds during the current year which have lower pre-tax yields than taxable bonds.

Income Taxes

     Income taxes, as a percentage of earnings before income taxes, were 37.0% for both fiscal 1996 and fiscal 1995 when the charges and tax benefits from the intangible revaluation and restructuring are excluded from the results for fiscal 1995.

Restructuring Expenses

     During the third quarter of fiscal 1995, management undertook a restructuring plan which included the closing or sale of 23 stores and business locations, and the consolidation of administrative and warehouse operations. As of January 28, 1996, all of the stores and business locations have been closed or sold. The Company closed 14 unprofitable or marginally profitable stores at secondary crossings along the United States/Canada border in fiscal 1995. The closings were prompted by the Company's experience with declining sales on the northern border during the summer of 1994. Initially, the Company had believed that its Northern Border Division sales had been adversely affected in fiscal 1993 and 1994 by cyclical factors such as unusually inclement weather and the Canadian economic recession, as well as the reduced purchasing power of the Canadian dollar. Its experience during 1994's important summer sales season, with further significant reductions in sales following the Canadian government's precipitous and dramatic reduction in tobacco taxes in February 1994, led it to conclude that the changes in sales on the Northern Border were to be of a more long-term nature. Seven unprofitable Airport Division retail locations were closed in fiscal 1996, which included all five of the Company's stores in Toronto, Canada and two other smaller specialty stores at airports in Bangor, Maine and Burlington, Vermont. These stores were closed due to projected sales levels not being sufficient to cover fixed operating costs. Two wholesale operations in Seattle, Washington and Carson, California were sold in fiscal 1996 due to the Company deemphasizing wholesale sales, and the Company's ability to service wholesale customers from other locations. The Company also eliminated regional manager positions in the Northern Border Division, and consolidated other warehouse and administrative operations into the Company's new 140,000 square foot distribution and administrative center in Miami, Florida. The restructuring plan reduced the Company's store and administrative workforce by approximately 210 people.

     A pre-tax charge to earnings of $7,571,000 was taken during fiscal 1995 as a result of the restructuring. There were no material adjustments to restructuring expenses during fiscal 1996. Restructuring costs included the following (in thousands):

- ------------------------------------------------------------------------
Termination of property leases                                   $1,262
Abandonment of leasehold improvements
     and other fixed assets                                       1,026
Severance and other related payments                              3,559
Cumulative currency translation adjustments
      related to foreign operations closed                          615
Write-down of inventory below cost                                  503
Other                                                               606
- -----------------------------------------------------------------------
                                                                 $7,571
- -----------------------------------------------------------------------

     The following methods were used to calculate the restructuring charges:

* Termination of property leases - based on amounts due under terminated lease agreements and agreements with lessors.

* Abandonment of leasehold improvements and other fixed assets - net book value of leasehold improvements and other fixed assets that cannot be transferred to other stores/locations or sold. The
     Company does not expect to receive any material proceeds from sales of the leasehold improvements and other fixed assets.

* Severance and other related payments - based on severance and other agreements with employees. Severance amounts were based on years of service and paid over the number of pay weeks owed the employee. Severance payments also include health insurance costs for terminated employees, which were based on the number of employees terminated and the average cost per employee for health insurance coverage for one year, less premiums to be paid by terminated employees.

* Cumulative currency translation adjustments related to foreign operations closed - relates to the Company's Toronto airport operations. Based on January 29, 1995 U.S. dollar/Canadian dollar exchange rate. These operations were closed in February 1995.

* Write-down of inventory below cost - estimate of expected sales below cost for close-out sales.

     The Company will pay approximately $5,427,000 in cash relating to the restructuring. Approximately $2,144,000 of the restructuring costs related to non-cash write-offs of recorded assets. The Company has paid approximately $3,117,000 during fiscal 1996 and fiscal 1995 relating to restructuring obligations which consisted of $2,024,000 for employee severance and other arrangements, $870,000 to terminate property leases and rent for closed stores, and $223,000 for other miscellaneous expenses. As of January 28, 1996, remaining payments of approximately $2,310,000 are expected to be paid for obligations incurred pursuant to the restructuring plan.

     Net sales of the stores closed and businesses sold under the restructuring plan were $4,757,000, $13,931,000 and $15,233,000 for fiscal 1996, 1995 and 1994, respectively. Operating losses of the stores closed and businesses sold under the restructuring plan were $137,000, $2,508,000 and $1,022,000 for fiscal 1996, 1995 and 1994, respectively.

Revaluation of Intangible Assets

     In the third quarter of fiscal 1995, the Company changed its method of evaluating the recoverability of intangible assets. Under the new method, fair values of intangible assets are determined based on the estimated discounted future operating cash flows of the related acquired operations over the life of each intangible asset. Previously, impairment was measured using undiscounted cash flows. The new method is preferable in the circumstances, because it results in a more appropriate balance sheet valuation of intangible assets. The projected financial results of each operation are based on management's best estimate of expected future operating cash flows. Discount rates take into account the risk associated with each operation, based on the type of business, geographic location and other matters, in relation to risk free investments. Discount rates are reviewed on a periodic basis by the Company's independent auditors, as part of their annual audit, to determine their appropriateness. Management reviews the valuation and amortization of all its intangible assets on an ongoing basis. During the third quarter of fiscal 1995, management determined that cash flow from certain acquired businesses would be below the expectations set by management when the business acquisitions were completed. Accordingly, under its new policy, the Company reduced the carrying amount of its intangible assets by $46,002,000 during fiscal 1995. Because the change in accounting principle was inseparable from the change in estimate, it was accounted for as a change in estimate. Had the previous method remained in effect, there would have been no significant impairment at January 29, 1995.Below is a more detailed explanation of the material asset revaluation write-downs during fiscal 1995.

     The Company acquired various duty free and related businesses along the United States/Canada border from November 1990 through June 1993, which included the purchase of 16 duty free stores and related businesses along the United States/Canada border on February 1, 1991, and other smaller acquisitions. Subsequent to the acquisitions, the financial results of these operations, and the Northern Border Division as a whole, have been significantly below the expectations set by management when the acquisitions were completed due primarily to reduced travel across the United States/Canada border, and substantial price reductions on tobacco products in the Canadian domestic market as a result of a decrease in Canadian taxes on tobacco products in fiscal 1995. Management determined that travel across the United States/Canada border would not increase substantially from current levels, due primarily to the fact that travel across the border did not increase as the Canadian economy improved in fiscal 1995, and reduced Canadian tobacco prices and taxes would continue to have a negative effect on duty free operations along the border. The projected results for the businesses acquired along the United States/Canada border based on a five percent long-term growth rate from estimated fiscal 1995 financial results over 30 years, using a 20% discount rate (the same discount rate used by the Company and its appraisers when acquiring the businesses), resulted in a significant decrease in the fair value and carrying amount of intangible assets related to these acquisitions. Accordingly, the Company reduced the carrying amount of its Northern Border intangible assets by $30,839,000 during fiscal 1995.

     On May 7, 1993, the Company acquired a 75 percent interest in Bared Jewelers of the Virgin Islands ("Bared Jewelers"). Bared Jewelers operates three stores in the primary shopping area of St. Thomas, U.S.V.I. Since the acquisition, the operations of Bared Jewelers have not achieved the sales and earnings projections prepared at the time of the acquisition due primarily to a decrease in the number of cruise ship travelers to St. Thomas. Management has determined that the number of cruise ship travelers to St. Thomas would not increase significantly from current levels, because of an increase in the number of ports in the Caribbean and throughout the world serviced by the cruise ship industry. The projected results for the operations acquired in the Bared Jewelers acquisition based on a five percent long-term growth rate from estimated fiscal 1995 financial results over the length of the related leases, using a 15% discount rate (the same discount rate used by the Company and its appraisers when acquiring Bared Jewelers), resulted in a significant decrease in the fair value and carrying amount of intangible assets related to this acquisition. Accordingly, the Company reduced the carrying amount of its Bared Jewelers intangible assets by $7,813,000 during fiscal 1995.

     The remaining $7,350,000 write-down of intangible assets during fiscal 1995 related to five Airport and Diplomatic and Wholesale Division acquisitions. These write-downs were a result of the Company adopting the discounted cash flow method for evaluating the recoverability of intangible assets, the Company revising cash flow projections for these businesses due to the Company deemphasizing wholesale sales in fiscal 1995, and projected results for smaller Airport Division acquisitions being below the expectations set by management when the acquisitions were completed. The discount rates used were between 15% and 20% and were the same rates used by the Company and its appraisers when acquiring the businesses.

    The intangible asset revaluation write-down during fiscal 1995 by type of intangible asset and division is as follows (in thousands):

                                                   Diplomatic
                                Northern                  and
                                  Border   Airport  Wholesale
                                Division  Division   Division    Total
- -----------------------------------------------------------------------
Excess of cost over net assets
     of subsidiaries acquired   $  7,880  $  3,734     $3,229   $14,843
Non-competition agreements        13,201       835          -    14,036
Purchase options                   2,238     1,200          -     3,438
Operating rights/leaseholds        7,354     4,939          -    12,293
Other                                166     1,226          -     1,392
- -----------------------------------------------------------------------
                                 $30,839   $11,934     $3,229   $46,002
- -----------------------------------------------------------------------
- -----------------------------------------------------------------------

     The $46,002,000 reduction of the carrying amount of intangible assets reduced amortization expense by approximately $3,500,000 in fiscal 1996. The write-downs will not require any cash payments in the future.

     As part of its ongoing review, management reviewed the valuation and amortization of all its intangible assets and determined there was no impairment of intangible asset values as of January 28, 1996.

Fiscal 1995 Compared with 1994

Net Earnings

     A total pre-tax charge to earnings of $53,573,000, $38,935,000 after tax, was taken in the year ended January 29, 1995, encompassing all costs associated with both the restructuring plan and the intangible asset revaluations described above. Net earnings for the year ended January 29, 1995, excluding the after tax affects of the restructuring plan and the intangible asset revaluations, were $14,133,000, or $0.52 per share, a decrease of $13,260,000, or 48% from net earnings of $27,393,000, or $1.01 per share, for the year ended January 31, 1994. The decrease was due primarily to a significant decrease in the Northern Border Division's net sales and earnings, and interest expense resulting from the issuance of the $115,000,000 7% senior notes on January 25, 1994.

Net Sales

     The following tables set forth, for the fiscal years indicated, the net sales and the percentage of total net sales for each of the Company's four divisions and the period to period change in such sales (in thousands, except for percentages):

                      Fiscal Year Ended              Increase/(Decrease)
Divisional   ------------------------------------          Fiscal
Net Sales    January 29, 1995    January 31, 1994       1995 vs. 1994
- -----------------------------------------------------------------------
Border:
     Southern  $144,602  28.8%     $126,583  33.6%     $ 18,019  14.2 %
     Northern    73,631  14.7        94,569  25.1       (20,938)(22.1)%
Airport          92,887  18.5        76,887  20.5        16,000  20.8 %
Diplomatic and
     Wholesale   68,751  13.7        78,397  20.8        (9,646)(12.3)%
Inflight        121,890  24.3             -   N/A       121,890   N/A
- -----------------------------------------------------------------------
               $501,761 100.0%     $376,436 100.0%     $125,325  33.3 %
- -----------------------------------------------------------------------

     The Company's net sales, excluding the Inflight Division's net sales, were $379,871,000 for fiscal 1995, an increase of $3,435,000, or 0.9% from fiscal 1994. Southern Border Division net sales increased by 14.2% due primarily to the continued expansion of the Mexican economy during most of fiscal 1995, the Company's advertising campaign within Mexico, which management believes continued to increase the awareness of the value of duty free shopping among the mass market, and the development of new merchandising programs by the Company. In December 1994, the Mexican government devalued the peso resulting in a significant drop in the value of the peso versus the U.S. dollar. The devaluation significantly reduced the Southern Border Division's net sales during the last ten days of December and all of January. Northern Border Division net sales decreased by 22.1% during fiscal 1995 when compared to the prior fiscal year. Management believes the decrease was due primarily to reduced travel across the United States/Canada border and the lower value of the Canadian dollar when compared to last year. In addition, substantial price reductions on tobacco products in the Canadian domestic market, due to a decrease in Canadian taxes on tobacco products, have resulted in a significant decrease in tobacco product sales by the Northern Border Division, and reductions in selling prices and gross margins. Airport Division net sales increased by 20.8%, due primarily to new duty free and retail locations at O'Hare International Airport (Chicago), which opened in October 1993, new stores on the

Caribbean islands of Aruba, St. Maarten, Bonaire and Curacao, which opened in January 1994 and the first quarter of fiscal 1995, and the Bared Jewelers acquisition on May 7, 1993. Diplomatic and Wholesale Division net sales decreased by 12.3% during fiscal 1995 when compared to the prior fiscal year. As management continued to focus on improving the Company's financial performance and cash flow, it deemphasized what would have been relatively low gross margin sales in this division and, accordingly, reduced the working capital investment needed to support those sales. The Company purchased Inflight, and established its Inflight Division, on May 1, 1994. The Inflight Division had net sales of $121,890,000 for the nine months ended January 29, 1995.

Cost of Sales and Gross Profit

     Gross profit, as a percentage of net sales, was 39.9% for fiscal 1995 compared to 39.2% for fiscal 1994. The increase was due primarily to the Inflight Division having higher gross profit margins than the Company's average gross profit margin and a decrease in the Diplomatic and Wholesale Division's low gross margin wholesale sales. The above was partially offset by the Northern Border Division reducing tobacco prices in fiscal 1995 and a significant decrease in the Northern Border Division's sales, which generally have gross profit margins higher than the Company's average gross profit margin.

Advertising, Storage and Other Operating Income

     Advertising, storage and other operating income decreased by $788,000 from fiscal 1994. The decrease was due primarily to the businesses purchased in the Bared Jewelers acquisitions having one-time advertising programs with vendors during fiscal 1994.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses, as a percentage of net sales, increased to 35.5% during fiscal 1995 from 30.1% during fiscal 1994. The increase was due primarily to the following factors:

* The Inflight Division having selling, general and administrative expenses, as a percentage of net sales, higher than the Company average due primarily to commission expenses paid to airlines and the amortization of intangible assets related to the purchase.

* An increase in Airport Division sales which generally has higher operating costs, as a percentage of net sales, than the Company's other divisions.

* A significant decrease in Northern Border Division sales without a proportionate decrease in relatively fixed operating costs.

Other Income (Expense)

     Other income decreased by $7,974,000 from fiscal 1994 due primarily to an increase in interest expense resulting from the issuance of the $115,000,000 7% senior notes on January 25, 1994. Approximately $71,400,000 (net of cash acquired) of the proceeds from the issuance of the senior notes was used to purchase Inflight during fiscal 1995.

Income Taxes

     Income taxes, excluding the tax benefits from the intangible asset revaluations and restructuring described above, as a percentage of earnings before income taxes, were virtually unchanged when compared to fiscal 1994 (37.0% in fiscal 1995 compared to 36.4% in fiscal 1994). The revaluation of intangible assets and the restructuring reserves resulted in $10,627,000 of deferred tax assets as of January 29, 1995.
Management has determined, based on the Company's history of prior operating earnings and projected future operating earnings, that taxable income of the Company in the future will more likely than not be sufficient to fully recognize these deferred tax assets.

Regulation and Economic Factors Affecting the Duty Free Industry

     The Company's sales and gross profit margins are affected by factors specifically related to the duty free industry. Most countries have allowances on the import of duty free goods. Decreases in the duty free allowances of foreign countries or stricter eligibility requirements for duty free purchases, as well as decreases in tax and duty rates imposed by foreign jurisdictions (particularly in Canada and Mexico) could have a negative effect on the Company's sales and gross profit margins. Conversely, increases could have a positive effect on the Company's sales and gross profit.

     The principal customers of the Company are residents of foreign countries whose purchases of duty free merchandise may be affected by trends in the economies of foreign countries and changes in the value of the U.S. dollar relative to their own currencies. Any significant increase in the value of the U.S. dollar relative to the currencies of foreign countries, particularly Canada, Mexico and Japan, could have an adverse impact on the number of travelers visiting the United States and the dollar amount of duty free purchases made by them from the Company. A significant increase in gasoline prices or a shortage of fuel may also reduce the number of international travelers and thereby adversely affect the Company's sales. In addition, the Company imports a significant portion of its products from Western Europe and Canada at prices negotiated either in U.S. dollars or foreign currencies. As a result, the Company's costs are affected by fluctuations in the value of the U.S. dollar in relation to major Western European and Canadian currencies. A decrease in the purchasing power of the U.S. dollar relative to other currencies causes a corresponding increase in the purchase price of products. The Company enters into foreign exchange forward contracts as a hedge against a portion of its exposure to currency fluctuations on commitments to purchase merchandise.

Accounting for Stock-Based Compensation

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which is effective for fiscal years beginning after December 15, 1995 and for transactions occurring after December 15, 1995. The Statement defines a fair value based method of accounting for an employee stock option or similar equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. The Statement allows an entity to continue to measure compensation costs for stock options or similar equity instruments using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value based method, compensation costs are the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Entities electing to continue with the accounting in Opinion 25 must make pro forma disclosure of net income and earnings per share as if the fair value based method of accounting had been applied. The Company has elected to continue to measure compensation costs for stock options or similar equity instruments using the intrinsic value based method of accounting prescribed by APB Opinion No. 25 with pro forma disclosure of net income and earnings per share as if the fair value based method of accounting had been applied.
The Company will adopt the disclosure requirements of Statement No. 123 in fiscal 1997.

Liquidity and Capital Resources

     On May 26, 1995, the Company signed a fully committed $75,000,000 revolving line of credit and letter of credit facility expiring in May 1998. Borrowings under the agreement bear interest at a rate selected by the Company based on the prime rate, federal funds rate or the London Interbank Offered Rate. The credit facility contains covenants which require, among other things, maintenance of minimum tangible net worth, as defined, and certain financial ratios. There were no borrowings under the facility as of January 28, 1996. Currently, the Company has no plans to make any borrowings under the facility.


     In March 1995, Standard and Poor's downgraded its rating of the Company's $115,000,000 senior notes from BBB to BBB-, and in July 1995, Moody's Investor Services downgraded its rating of the Company's $115,000,000 senior notes from Ba1 to Ba2, primarily in response to the devaluation of the Mexican peso. The downgrades will not affect the Company's current borrowing costs under the senior notes, and the Company's senior notes remain investment grade according to Standard and Poor's. However, the downgrades will increase the costs of any borrowings pursuant to the provisions of the $75,000,000 revolving line of credit and letter of credit facility.

     The Company's primary liquidity and capital requirements for fiscal 1997 will be working capital needs, primarily inventory and receivables, purchases of property and equipment, dividend payments and debt payments. During fiscal 1997, the Company expects to spend approximately $10,000,000 on capital expenditures, make approximately $6,600,000 of dividend payments and make approximately $2,000,000 of debt payments. The restructuring plan and the intangible asset revaluations did not have a material effect on the Company's liquidity and capital resources during fiscal 1996 and are not expected to have a material effect in the future. Working capital was $121,291,000 as of January 28, 1996, an increase of $7,295,000 from $113,996,000 as of January 29, 1995. The
Company believes its existing funds, cash provided by operations and available borrowings will be sufficient to meet its current liquidity and capital requirements.

Stock Prices and Dividends

     The Company's common stock trades on the New York Stock Exchange under the ticker symbol "DFI." The approximate number of holders of record of shares of common stock, excluding the number of beneficial owners whose securities are held in street name, was 362 as of February 28, 1996.

     The following table sets forth the high and low reported sales prices for the common stock as reported by the New York Stock Exchange:

                                                      High           Low
- ------------------------------------------------------------------------
Fiscal 1996:
First quarter                                      $ 8-7/8       $ 7
Second quarter                                      10-5/8         7-3/8
Third quarter                                       15-3/4         9
Fourth quarter                                      16-3/4        13-1/8

Fiscal 1995:
First quarter                                      $18-3/8       $13-5/8
Second quarter                                      15-1/2         9
Third quarter                                       13-1/2         9-1/4
Fourth quarter                                      13-1/2         8-1/4

     Cash dividends declared were approximately $5,450,000, or $0.20 per share, and $5,445,000, or $0.20 per share, for the years ended January 28, 1996 and January 29, 1995. Cash dividends were paid quarterly at $0.05 per share during fiscal 1996 and 1995. During the fourth quarter of fiscal 1996, the Company's Board of Directors increased the Company's quarterly dividend by 20% to $0.06 per share, beginning with the quarterly dividend to be paid in May 1996 for the first quarter of fiscal 1997.

Duty Free International, Inc. and Subsidiaries
Consolidated Statements of Operations
(In thousands, except per share amounts)
                                            January 28,    January 29,    January 31,
Fiscal year ended                                  1996           1995           1994
- -------------------------------------------------------------------------------------
Net sales                                      $515,058       $501,761       $376,436
Cost of sales                                   296,173        301,387        228,696
- -------------------------------------------------------------------------------------
     Gross profit                               218,885        200,374        147,740
Advertising, storage and other operating income   4,374          4,372          5,160
- -------------------------------------------------------------------------------------
                                                223,259        204,746        152,900
Selling, general and administrative expenses    192,913        177,895        113,365
Restructuring expenses (note 2)                       -          7,571              -
Revaluation of intangible assets (note 3)             -         46,002              -
- -------------------------------------------------------------------------------------
          Operating income (loss)                30,346        (26,722)        39,535
- -------------------------------------------------------------------------------------
Other income (expense):
     Interest income                              2,659          3,619          2,481
     Interest expense                            (8,658)        (8,878)        (1,495)
     Gain (loss) on foreign currency transactions  (487)          (556)           654
     Other, net                                   1,529          1,388          1,907
- -------------------------------------------------------------------------------------
                                                 (4,957)        (4,427)         3,547
- -------------------------------------------------------------------------------------
          Earnings (loss) before income taxes    25,389        (31,149)        43,082
Income tax expense (benefit) (note 8)             9,393         (6,347)        15,689
- -------------------------------------------------------------------------------------
          Net earnings (loss)                 $  15,996       $(24,802)     $  27,393
- -------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------
Earnings (loss) per share                         $0.59         $(0.91)         $1.01
- -------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------
See accompanying notes to the consolidated financial statements.
/TABLE

Duty Free International, Inc. and Subsidiaries
Consolidated Balance Sheets
(In thousands)

                                                                        January 28,        January 29,
                                                                               1996              1995
- -----------------------------------------------------------------------------------------------------
Assets
Current assets:
     Cash and cash equivalents                                            $  34,252         $  31,353
     Short-term investments, at cost (note 15)                               12,747            13,086
     Receivables:
          Trade receivables, less allowance for doubtful
               accounts of $735 in 1996 and $795 in 1995                     20,106            20,183
          Other                                                               9,877            11,400
- -----------------------------------------------------------------------------------------------------
                                                                             29,983            31,583
- -----------------------------------------------------------------------------------------------------
     Merchandise inventories                                                 90,472            95,112
     Prepaid expenses and other current assets                                9,825             9,962
- -----------------------------------------------------------------------------------------------------
               Total current assets                                         177,279           181,096
Long-term investments, at cost (note 15)                                     10,550             9,653
Property and equipment, net (note 6)                                         92,413            82,533
Excess of cost over net assets of subsidiaries acquired, less accumulated
     amortization of $4,442 in 1996 and $2,178 in 1995 (notes 3 and 5)       65,731            64,682
Other intangible assets, less accumulated amortization
     of $8,538 in 1996 and $5,999 in 1995 (note 3)                           24,246            25,571
Other assets, net                                                            20,489            23,607
- -----------------------------------------------------------------------------------------------------
                                                                           $390,708          $387,142
- -----------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current liabilities:
     Current maturities of long-term debt (note 7)                         $  2,053          $  2,611
     Accounts payable                                                        25,193            30,964
     Accrued restructuring expenses (note 2)                                  1,539             3,941
     Other current liabilities (note 11)                                     27,203            29,584
- -----------------------------------------------------------------------------------------------------
               Total current liabilities                                     55,988            67,100
Long-term debt, excluding current maturities (note 7)                       118,418           115,798
Other liabilities                                                             3,820             3,093
- -----------------------------------------------------------------------------------------------------
               Total liabilities                                            178,226           185,991
- -----------------------------------------------------------------------------------------------------
Stockholders' equity (notes 13 and 17):
     Common stock, par value $.01 per share.
          Authorized 75,000,000 shares; 27,270,124 issued and outstanding
          shares in 1996 and 27,243,550 shares in 1995                          273               272
     Additional paid-in capital                                              80,302            80,121
     Foreign currency translation adjustments                                     -              (603)
     Retained earnings                                                      131,907           121,361
- -----------------------------------------------------------------------------------------------------
               Total stockholders' equity                                   212,482           201,151
- -----------------------------------------------------------------------------------------------------
Commitments and contingencies (notes 4, 10, 14 and 18)
- -----------------------------------------------------------------------------------------------------
                                                                           $390,708          $387,142
- -----------------------------------------------------------------------------------------------------
See accompanying notes to the consolidated financial statements.

Duty Free International, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(In thousands)

                                                           Foreign
                               Common stock   Additional  currency                 Total
                              ---------------   paid-in  translation  Retained stockholders'
                                Shares   Amount  capital adjustments  earnings     equity
- ------------------------------------------------------------------------------------------
Balance at January 31, 1993     27,122   $271   $77,744    $(306)   $129,634      $207,343
Acquisition of Bared Jewelers      112      1     2,519        -           -         2,520
Dividends ($0.20 per share)          -      -         -        -      (5,419)       (5,419)
Exercise of common stock options     4      -        37        -           -            37
Other                                -      -         -        -           -            21
Change in foreign currency
     translation adjustments         -      -         -      (34)          -           (34)
Net earnings                         -      -         -        -      27,393        27,393
- -------------------------------------------------------------------------------------------
Balance at January 31, 1994     27,238    272    80,321     (340)    151,608       231,861
Dividends ($0.20 per share)          -      -         -        -      (5,445)       (5,445)
Exercise of common stock options    34      -       236        -           -           236
Common stock purchased and retired (28)     -      (436)       -           -          (436)
Change in foreign currency
     translation adjustments         -      -         -     (263)          -          (263)
Net loss                             -      -         -        -     (24,802)      (24,802)
- --------------------------------------------------------------------------------------------
Balance at January 29, 1995     27,244    272    80,121     (603)    121,361       201,151
Dividends ($0.20 per share)          -      -         -        -      (5,450)       (5,450)
Exercise of common stock options    26      1       181        -           -           182
Change in foreign currency
     translation adjustments         -      -         -      603           -           603
Net earnings                         -      -         -        -      15,996        15,996
- --------------------------------------------------------------------------------------------

Balance at January 28, 1996     27,270   $273   $80,302    $   -    $131,907      $212,482
- --------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

Duty Free International, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

                                                                 January 28,    January 29,     January 31,
Fiscal year ended                                                      1996            1995            1994
- -----------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings (loss)                                              $ 15,996        $(24,802)       $ 27,393
  Adjustments to reconcile net earnings (loss) to net
   cash provided by operating activities:
     Depreciation and amortization of property and equipment          8,236           6,642           5,003
     Other amortization                                               5,741           8,008           5,447
     Provision for (benefit of) deferred income taxes                 2,892         (13,222)            331
     Revaluation and write-off of assets                                  -          48,405               -
     Changes in operating assets and liabilities, net of effects of acquisitions accounted for by the purchase method:
        Accounts receivable                                           1,203           4,147          (1,555)
        Notes receivable                                                  -               -          (1,000)
        Merchandise inventories                                       5,967          10,015          (4,046)
        Prepaid expenses and other current assets                       254             991            (878)
        Deposits                                                     (1,810)              -               -
        Accounts payable                                             (5,768)         (3,012)         (8,117)
        Income taxes payable                                              -          (2,863)         (3,049)
        Accrued restructuring expenses                               (2,276)          4,586               -
        Other current liabilities                                    (1,390)          3,820          (1,796)
     Other                                                             (135)           (777)            120
- -----------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                      28,910          41,938          17,853
- -----------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Proceeds from maturities of investments                            34,470          50,103          23,418
  Purchases of investments                                          (35,152)        (32,225)        (23,125)
  Additions to property and equipment                               (11,710)        (31,230)        (13,352)
  Acquisitions of businesses, accounted for by
   the purchase method, net of cash acquired                         (5,050)        (74,991)        (21,898)
  Investments in and advances to affiliates                            (420)         (3,363)         (1,254)
  Other                                                                 188           1,819          (2,701)
- -----------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                         (17,674)        (89,887)        (38,912)
- -----------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from long-term borrowings and notes payable                    -               -         115,118
  Payment of long-term borrowings and notes payable                  (3,760)        (14,464)         (5,655)
  Dividends paid                                                     (5,450)         (5,445)         (5,435)
  Purchase of common stock                                                -            (436)              -
  Other                                                                 873             (22)            952
- -----------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) financing activities            (8,337)        (20,367)        104,980
- -----------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                  2,899         (68,316)         83,921
Cash and cash equivalents at beginning of year                       31,353          99,669          15,748
- -----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                           $ 34,252       $  31,353       $  99,669
- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

Duty Free International, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
January 28,1996, January 29, 1995 and January 31, 1994

(1) Summary of Significant Accounting Policies and Other Matters

    Business - Duty Free International, Inc. and its subsidiaries (the Company) are engaged principally in the sale of tax and duty free merchandise, such as spirits, tobacco, perfume and gift items.

    Principles of consolidation - The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and affiliates in which the Company has a majority interest or control. All significant intercompany balances and transactions have been eliminated in consolidation.

    Fiscal Year - During the year ended January 29, 1995, the Company adopted a 4-5-4 week fiscal calendar with its fiscal year ending on the last Sunday of January. The fiscal years ended January 28, 1996, January 29, 1995 and January 31, 1994 are referred to hereafter as 1996, 1995 and 1994, respectively.

    Cash equivalents - For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

    Investments in debt and equity securities - The Company's investments in debt and equity securities, except for investments accounted for under the equity method and investments in consolidated subsidiaries, are classified in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Upon purchase, management considers the maturity and other characteristics of each investment and its asset-liability management policies and classifies each investment appropriately; such classifications are reassessed at each reporting date.

    Fair values of financial instruments - Information regarding fair values of foreign exchange forward contracts, long-term debt, and investments in debt securities is set forth in notes 4, 7 and 15 to the financial statements. Fair values of other financial instruments, such as receivables and payables, approximates carrying values.

    Merchandise inventories - Merchandise inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

    Property and equipment - Property and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets.
    Leasehold improvements are amortized over the shorter of the lease terms or estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred.

    Intangible assets - The Company accounts for intangible assets at the lower of amortized cost or fair value. The Company changed its method of evaluating the recoverability of intangible assets during fiscal 1995. Under the new method, fair value of intangible assets is determined based on the estimated discounted future operating cash flows of the related acquired operations over the life of each intangible asset. Previously, impairment was measured using undiscounted cash flows. The new method results in a more appropriate balance sheet valuation of intangible assets. Because the change in accounting principle is inseparable from the change in estimate, it has been accounted for as a change in estimate. The projected financial results of each operation are based on management's best estimate of expected future operating results. Discount rates take into account the risk associated with each operation, based on the type of business, geographic location, and other matters. Management reviews the valuation and amortization of its intangible assets on an ongoing basis. See note 3 regarding the revaluation of intangible assets during fiscal 1995.

    The excess of cost over net assets of subsidiaries acquired is amortized over 30 years using the straight-line method. Other intangible assets consist principally of operating rights and non-competition agreements. The operating rights are being amortized over 3 to 25 years; the non-competition agreements are being amortized over the terms of such agreements (5 to 15 years) and other intangible assets are being amortized over the estimated useful lives of the related assets (5 to 30 years) using the straight-line method.

    Advertising expense - The Company expenses advertising costs the first time advertising takes place. The Company did not have any deferred advertising costs as of January 28, 1996 and January 29, 1995. Advertising expense was approximately $3,000,000, $4,000,000 and $3,500,000 during fiscal 1996, 1995 and 1994, respectively.

    Foreign currency transactions - Exchange gains and losses from transactions of domestic operations in foreign currencies and commissions earned from the Company's currency exchange activities are included in other income. The functional currency for certain of the Company's foreign retail operations was the local currency. The translation of the foreign currencies into U.S. dollars was performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using average rates of exchange prevailing during the year. Adjustments resulting from such translation were included as a separate component of stockholders' equity.

    Income taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized based on the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.


    Earnings per share - Earnings per share are based on the weighted average number of shares of common stock outstanding during each year. The numbers of shares used in the computations were 27,251,000, 27,224,000 and 27,204,000 for fiscal 1996, 1995 and
    1994, respectively. Common shares issuable upon exercise of stock options are excluded from the computation because their effect is not material.

    Foreign Exchange Forward Contracts - The value of foreign exchange forward contracts, taken as hedges of existing assets or liabilities, are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains and losses related to qualifying hedges of firm commitments or anticipated transactions are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transactions occur.

    Use of Estimates - Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

    Reclassifications - Certain amounts for fiscal 1995 and 1994 have been reclassified to conform to the presentation for fiscal 1996.

(2) Restructuring Expenses

    During the third quarter of fiscal 1995, management undertook a restructuring plan which included the closing or sale of 23 stores and business locations, and the consolidation of administrative and warehouse operations. As of January 28, 1996, all of the stores and business locations have been closed or sold. The Company closed 14 unprofitable or marginally profitable stores at secondary crossings along the United States/Canada border in fiscal 1995. The closings were prompted by the Company's experience with declining sales on the northern border during the summer of 1994. Initially, the Company had believed that its Northern Border Division sales had been adversely affected in fiscal 1993 and 1994 by cyclical factors such as unusually inclement weather and the Canadian economic recession, as well as the reduced purchasing power of the Canadian dollar. Its experience during 1994's important summer sales season with further significant reductions in sales, following the Canadian government's precipitous and dramatic reduction in tobacco taxes in February 1994, led it to conclude that the changes in sales on the Northern Border were to be of a more long-term nature. Seven unprofitable Airport Division retail locations were closed in fiscal 1996, which included all five of the Company's stores in Toronto, Canada and two other smaller specialty stores at airports in Bangor, Maine and Burlington, Vermont. These stores were closed due to projected sales levels not being sufficient to cover fixed operating costs. Two wholesale operations in Seattle, Washington and Carson, California were sold in fiscal 1996 due to the Company deemphasizing wholesale sales, and the Company's ability to service wholesale customers from other locations. The Company also eliminated regional manager positions in the Northern Border Division, and consolidated other warehouse and administrative operations into the Company's new 140,000 square foot distribution and administrative center in Miami, Florida. The restructuring plan reduced the Company's store and administrative workforce by approximately 210 people.

     A pre-tax charge to earnings of $7,571,000 was taken during fiscal 1995 as a result of the restructuring. There were no material adjustments to restructuring expenses during fiscal 1996. Restructuring costs included the following (in thousands):

- ------------------------------------------------------------------------
Termination of property leases                                    $1,262
Abandonment of leasehold improvements
     and other fixed assets                                        1,026
Severance and other related payments                               3,559
Cumulative currency translation adjustments
     related to foreign operations closed                            615
Write-down of inventory below cost                                   503
Other                                                                606
- ------------------------------------------------------------------------
                                                                  $7,571
- ------------------------------------------------------------------------
- ------------------------------------------------------------------------

     The following methods were used to calculate the restructuring charges:

* Termination of property leases - based on amounts due under terminated lease agreements and agreements with lessors.

* Abandonment of leasehold improvements and other fixed assets - net book value of leasehold improvements and other fixed assets that cannot be transferred to other stores/locations or sold. The Company does not expect to receive any material proceeds from sales of the leasehold improvements and other fixed assets.

* Severance and other related payments - based on severance and other agreements with employees. Severance amounts were based on years of service and paid over the number of pay weeks owed the employees. Severance payments also include health insurance costs for terminated employees, which were based on the number of employees terminated and the average cost per employee for health insurance coverage for one year, less premiums to be paid by terminated employees.

* Cumulative currency translation adjustments related to foreign operations closed - relates to the Company's Toronto airport operations. Based on January 29, 1995, U.S. dollar/Canadian dollar exchange rate. These operations were closed in February 1995.

* Write-down of inventory below cost - estimate of expected sales below cost for close-out sales.

     The Company will pay approximately $5,427,000 in cash relating to the restructuring. Approximately $2,144,000 of the restructuring costs related to non-cash write-offs of recorded assets. The Company has paid approximately $3,117,000 during fiscal 1996 and fiscal 1995 relating to restructuring obligations which consisted of $2,024,000 for employee severance and other arrangements, $870,000 to terminate property leases and rent for closed stores, and $223,000 for other miscellaneous expenses. As of January 28, 1996, remaining payments of approximately $2,310,000 are expected to be paid for obligations incurred pursuant to the restructuring plan.

     Net sales of the stores closed and businesses sold under the restructuring plan were $4,757,000, $13,931,000 and $15,233,000 for fiscal 1996, 1995 and 1994, respectively. Operating losses of the stores closed and businesses sold under the restructuring plan were $137,000, $2,508,000 and $1,022,000 for fiscal 1996, 1995 and 1994, respectively.

(3) Revaluation of Intangible Assets

    In the third quarter of fiscal 1995, the Company changed its method of evaluating the recoverability of intangible assets. Under the new method, fair values of intangible assets are determined based on the estimated discounted future operating cash flows of the related acquired operations over the life of each intangible asset. Previously, impairment was measured using undiscounted cash flows. The new method is preferable in the circumstances, because it results in a more appropriate balance sheet valuation of intangible assets. The projected financial results of each operation are based on management's best estimate of expected future operating cash flows. Discount rates take into account the risk associated with each operation, based on the type of business, geographic location, and other matters, in relation to risk free investments. Discount rates are reviewed on a periodic basis by the Company's independent auditors, as part of their annual audit, to determine their appropriateness. Management reviews the valuation and amortization of all its intangible assets on an ongoing basis. During the third quarter of fiscal 1995, management determined that cash flow from certain acquired businesses would be below the expectations set by management when the business acquisitions were completed. Accordingly, under its new policy, the Company reduced the carrying amount of its intangible assets by $46,002,000 during fiscal 1995. Because the change in accounting principle was inseparable from the change in estimate, it was accounted for as a change in estimate. Had the previous method remained in effect, there would have been no significant impairment at January 29, 1995. Below is a more detailed explanation of the material asset revaluation write-downs during fiscal 1995.

     The Company acquired various duty free and related businesses along the United States/Canada border from November 1990 through June 1993, which included the purchase of 16 duty free stores and related businesses along the United States/Canada border on February 1, 1991, and other smaller acquisitions. Subsequent to the acquisitions, the financial results of these operations, and the Northern Border Division as a whole, have been significantly below the expectations set by management when the acquisitions were completed due primarily to reduced travel across the United States/Canada border, and substantial price reductions on tobacco products in the Canadian domestic market as a result of a decrease in Canadian taxes on tobacco products in fiscal 1995. Management determined that travel across the United States/Canada border would not increase substantially from current levels, due primarily to the fact that travel across the border did not increase as the Canadian economy improved in fiscal 1995, and reduced Canadian tobacco prices and taxes would continue to have a negative effect on duty free operations along the border. The projected results for the businesses acquired along the United States/Canada border based on a five percent long-term growth rate from estimated fiscal 1995 financial results over 30 years, using a 20% discount rate (the same discount rate used by the Company and its appraisers when acquiring the businesses), resulted in a significant decrease in the fair value and carrying amount of intangible assets related to these acquisitions. Accordingly, the Company reduced the carrying amount of its Northern Border Division's intangible assets by $30,839,000 during fiscal 1995.

     On May 7, 1993, the Company acquired a 75 percent interest in Bared Jewelers of the Virgin Islands ("Bared Jewelers"). Bared Jewelers operates three stores in the primary shopping area of St. Thomas, U.S.V.I. Since the acquisition, the operations of Bared Jewelers have not achieved the sales and earnings projections prepared at the time of the acquisition due primarily to a decrease in the number of cruise ship travelers to St. Thomas. Management has determined that the number of cruise ship travelers to St. Thomas would not increase significantly from current levels, because of an increase in the number of ports in the Caribbean and throughout the world serviced by the cruise ship industry. The projected results for the operations acquired in the Bared Jewelers acquisition based on a five percent long-term growth rate from estimated fiscal 1995 financial results over the length of the related leases, using a 15% discount rate (the same discount rate used by the Company and its appraisers when acquiring Bared Jewelers), resulted in a significant decrease in the fair value and carrying amount of intangible assets related to this acquisition. Accordingly, the Company reduced the carrying amount of its Bared Jewelers intangible assets by $7,813,000 during fiscal 1995.

     The remaining $7,350,000 write-down of intangible assets during fiscal 1995 related to five Airport and Diplomatic and Wholesale Division acquisitions. These write-downs were a result of the Company adopting the discounted cash flow method for evaluating the recoverability of intangible assets, the Company revising cash flow projections for these businesses due to the Company deemphasizing wholesale sales in fiscal 1995, and projected results for smaller Airport Division acquisitions being below the expectations set by management when the acquisitions were completed. The discount rates used were between 15% and 20% and were the same rates used by the Company and its appraisers when acquiring the businesses.

     The intangible asset revaluation write-down during fiscal 1995 by type of intangible asset and division is as follows (in thousands):

                                                   Diplomatic
                                Northern                  and
                                  Border   Airport  Wholesale
                                Division  Division   Division    Total
- -----------------------------------------------------------------------
Excess of cost over
   net assets of
   subsidiaries acquired        $  7,880  $  3,734     $3,229   $14,843
Non-competition
   agreements                     13,201       835          -    14,036
Purchase options                   2,238     1,200          -     3,438
Operating rights/leaseholds        7,354     4,939          -    12,293
Other                                166     1,226          -     1,392
- -----------------------------------------------------------------------
                                 $30,839   $11,934     $3,229   $46,002
- -----------------------------------------------------------------------
- -----------------------------------------------------------------------

     The $46,002,000 reduction of the carrying amount of intangible assets reduced amortization expense by approximately $3,500,000 in fiscal 1996. The write-downs will not require any cash payments in the future.

     As part of its ongoing review, management reviewed the valuation and amortization of all its intangible assets and determined there was no impairment of intangible asset values as of January 28, 1996.

(4) Foreign Exchange Forward Contracts

     The only financial derivatives used by the Company are foreign exchange forward contracts. The Company enters into foreign exchange forward contracts to minimize the currency exchange risk associated with purchasing merchandise in currencies other than the United States dollar. The amount of foreign currency purchased by foreign exchange forward contracts is based on anticipated levels of merchandise required to support expected sales levels. Currency rates are monitored against a corporate target which has been used by management in developing business plans. All currency techniques employed by the Company must be approved by the Company's Board of Directors and management. The Company's foreign exchange forward contracts are held for purposes other than trading. The Company does not engage in foreign currency speculation.

    Merchandise purchases hedged by foreign exchange forward contracts are valued by using the exchange rate of the applicable foreign exchange forward contract and recognized as part of cost of goods sold when the merchandise is sold. The Company had approximately $23,523,000 of outstanding foreign exchange forward contracts outstanding at January 28, 1996 to purchase British pounds, French francs, Swiss francs and Deutsche marks. The contracts outstanding at January 28, 1996 mature at various dates in fiscal 1997. The fair values of these contracts were $23,127,000 at January 28, 1996. Fair values were estimated by obtaining quotes from banks assuming all contracts were purchased on January 28, 1996.

(5) Acquisitions

     On May 1, 1994, the Company purchased Inflight Sales Group Limited (Inflight), and certain non-competition rights, for approximately $73,300,000. The purchase price exceeded the fair value of the net assets acquired by approximately $65,000,000. Inflight is the leading concessionaire and supplier of on-board duty free merchandise to international airlines. The acquisition was accounted for by using the purchase method and, accordingly, the purchase price has been allocated to the related acquired assets and assumed liabilities based on their respective fair values. The consolidated statement of earnings for the year ended January 29, 1995 includes the results of operations of Inflight from its acquisition date.

     The pro forma results of operations for the year ended January 29, 1995, as if the Inflight acquisition had occurred on February 1, 1994, are not presented because the results would not be materially different from the actual results for the year. The pro forma results of operations that follow summarize, on an unaudited pro forma basis, results of the Company's consolidated operations for the year ended January 31, 1994 assuming the Inflight acquisition had occurred on February 1, 1993 (in thousands).

- ------------------------------------------------------------------------
Fiscal year ended January 31,                                       1994
- ------------------------------------------------------------------------
Net sales                                                   $481,244,000
Operating income                                            $ 39,184,000
Earnings before income taxes                                $ 37,004,000
Net earnings                                                $ 22,986,000
Earnings per share                                                 $0.84
- ------------------------------------------------------------------------
- ------------------------------------------------------------------------

     Supplemental information regarding acquisitions required for the statements of cash flows is as follows (in thousands):

- ------------------------------------------------------------------------
                                          1996        1995         1994
- ------------------------------------------------------------------------
Fair value of assets acquired          $  9,833    $117,236     $ 32,150
Common stock issued                          -           -       (2,520)
Cash paid                               (5,050)    (74,991)     (21,898)
- ------------------------------------------------------------------------
Liabilities assumed                   $  4,783    $ 42,245     $  7,732
- ------------------------------------------------------------------------
- ------------------------------------------------------------------------

(6) Property and Equipment

     Property and equipment are summarized as follows
(in thousands):

- ------------------------------------------------------------------------
                                                      1996        1995
- ------------------------------------------------------------------------
Land                                              $ 19,234    $ 18,117
Buildings                                           49,491      42,978
Leasehold improvements                              20,217      17,721
Furniture and fixtures                              16,409      15,315
Equipment and vehicles                              27,766      23,265
- ------------------------------------------------------------------------
                                                   133,117     117,396
Less accumulated depreciation
     and amortization                               40,704      34,863
- ------------------------------------------------------------------------
Net property and equipment                        $ 92,413    $ 82,533
- ------------------------------------------------------------------------

(7) Long-Term Debt

    Long-term debt consists of the following (in thousands, except for percentage amounts):

- ------------------------------------------------------------------------
                                                      1996        1995
- ------------------------------------------------------------------------
7% senior bonds payable, 7.06% effective rate,
     due January 15, 2004, $115,000 face amount,
     less unamortized discount of $366 and $412   $114,634    $114,588
Other                                                5,837       3,821
- ------------------------------------------------------------------------
                                                   120,471     118,409
Less current maturities                              2,053       2,611
- ------------------------------------------------------------------------
Long-term debt, excluding current maturities      $118,418    $115,798
- ------------------------------------------------------------------------
- ------------------------------------------------------------------------

     The approximate annual maturities of long-term debt are as follows (in thousands):
- ------------------------------------------------------------------------
1997                                                          $  2,053
1998                                                             1,000
1999                                                             1,000
2000                                                             1,000
2001                                                               784
2004                                                           114,634
- ------------------------------------------------------------------------
                                                              $120,471
- ------------------------------------------------------------------------
- ------------------------------------------------------------------------

     The fair value of long-term debt, including current maturities, was $115,650,000 and $107,321,000 as of January 28, 1996 and January 29,
1995, respectively. The fair value of long-term debt, including current maturities, was estimated based on quoted market values.

     The Company paid interest on short-term and long-term borrowings of approximately $8,658,000, $9,277,000 and $1,457,000 during fiscal 1996,
1995 and 1994, respectively.

(8) Income Taxes

     Income tax expense (benefit) consists of the following (in thousands):

- ------------------------------------------------------------------------
                                        Current   Deferred       Total
- ------------------------------------------------------------------------
1996:
     Federal                           $  4,280   $  2,568    $  6,848
     State                                  815        489       1,304
     Foreign                              1,406       (165)      1,241
- ------------------------------------------------------------------------
                                       $  6,501   $  2,892    $  9,393
- ------------------------------------------------------------------------
1995:
     Federal                           $  5,065   $(10,083)   $ (5,018)
     State                                1,100     (2,116)     (1,016)
     Foreign                                710     (1,023)       (313)
- ------------------------------------------------------------------------
                                       $  6,875   $(13,222)   $ (6,347)
- ------------------------------------------------------------------------
1994:
     Federal                           $ 13,598   $    319    $ 13,917
     State                                1,760         12       1,772
- ------------------------------------------------------------------------
                                       $ 15,358   $    331    $ 15,689
- ------------------------------------------------------------------------

     The income tax expense (benefit) is reconciled to the amount computed by applying the Federal corporate tax rates to earnings (loss) before income taxes as follows (in thousands):


- ------------------------------------------------------------------------
                                           1996       1995        1994
- ------------------------------------------------------------------------
Income tax (benefit) at
     statutory rates                   $  8,886  $ (10,902)   $ 15,079
Revaluation of intangible assets              -      6,144           -
State income taxes, net of
     federal tax benefit                    848       (660)      1,152
Tax exempt income                          (384)      (450)       (296)
Other, net                                   43       (479)       (246)
- ------------------------------------------------------------------------
                                         $9,393  $  (6,347)   $ 15,689
- ------------------------------------------------------------------------

     The consolidated earnings before income taxes, by domestic and foreign sources, was $16,425,000 and $8,964,000, respectively, for fiscal 1996. The consolidated earnings (loss) before income taxes, by domestic and foreign sources was a loss of ($38,583,000) and income of $7,434,000, respectively, for fiscal 1995. Prior to fiscal 1995, foreign source income was not material to the Company.

     At January 28, 1996, the net current and net non-current deferred income tax assets were $3,129,000 and $8,609,000, respectively. At January 29, 1995, the net current and net non-current deferred income tax assets were $4,800,000 and $9,830,000, respectively. Such amounts are included in "prepaid expenses and other current assets" and "other assets, net", respectively, on the consolidated balance sheets as of January 28, 1996 and January 29, 1995. There was no valuation allowance relating to deferred income tax assets at January 28, 1996 and January 29, 1995. Management has determined, based on the Company's history of prior operating earnings and its expectations for the future, that taxable income of the Company will more likely than not be sufficient to fully recognize these deferred tax assets.

     At January 28, 1996, the Company had net operating loss carryforwards of approximately $2,000,000, expiring in 2010, to offset future taxable income of a subsidiary. Management has determined, based on projected earnings of the subsidiary, that the taxable income of the subsidiary will more likely than not be sufficient to fully utilize these net operating loss carryforwards.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities consist of the following (in thousands):

- ------------------------------------------------------------------------
                                                      1996        1995
- ------------------------------------------------------------------------
Deferred tax assets:
  Restructure liability                           $  1,908     $ 2,524
  Intangible amortization                            8,500       8,103
  Inventories, principally due to additional costs
     inventoried for tax purposes pursuant to the
     Tax Reform Act of 1986                          1,473       1,746
  Net operating loss carryforwards                     750       2,475
  Other                                              1,701       2,222
- -----------------------------------------------------------------------
  Gross deferred tax assets                         14,332      17,070
- ----------------------------------------------------------------------
Deferred tax liabilities:
  Inventories, to conform UETA's accounting
     method from LIFO to FIFO                       (1,168)     (1,168)
  Depreciation and capitalized interest                (98)       (190)
     Other                                          (1,328)     (1,082)
- -----------------------------------------------------------------------
     Gross deferred tax liabilities                 (2,594)     (2,440)
- -----------------------------------------------------------------------
     Net deferred tax asset                        $11,738    $ 14,630
- -----------------------------------------------------------------------

     The Company paid income taxes of approximately $5,120,000, $9,370,000 and $18,405,000 during fiscal 1996, 1995 and 1994, respectively.

(9) Retirement Savings Plan
     The Company has a retirement savings plan covering substantially all nonunion employees meeting minimum service requirements set forth in the plan. Annual contributions made to the plan by the Company are at the discretion of the Board of Directors, subject to certain limitations, as defined in the plan. The retirement savings plan includes a 401(k) deferred compensation plan covering substantially all nonunion employees. Employees are permitted within limitations imposed by tax law to make pre-tax contributions to the plan pursuant to salary reduction agreements. The Company is required to make matching contributions to the plan based on a percentage of employee contributions to the 401(k) deferred compensation plan. Retirement savings plan costs amounted to approximately $976,000, $945,000 and $865,000 for fiscal 1996, 1995 and 1994, respectively.

(10) Operating Leases

     The Company and its subsidiaries are obligated under noncancellable operating leases for warehouse, store and office facilities at various locations. Certain of the leases provide for renewals for various periods and most leases require the Company to pay all operating expenses and additional rent based upon sales. Leases at several airport locations are terminable by the lessor upon thirty days notice.

     Approximate future minimum rentals, under non-cancellable operating leases, with initial or remaining terms of one year or more are as follows (in thousands):

- ------------------------------------------------------------------------
1997                                                           $14,601
1998                                                            13,452
1999                                                            12,790
2000                                                            10,916
2001                                                             6,098
Thereafter                                                       7,807
- ------------------------------------------------------------------------
                                                               $65,664
- ------------------------------------------------------------------------

     Rental expense consists of the following (in thousands):

- ------------------------------------------------------------------------
                                           1996       1995        1994
- ------------------------------------------------------------------------
Minimum rentals                         $15,044    $14,961     $13,652
Additional rentals based on sales        13,575     10,755      10,176
Other                                       155        144         142
- ------------------------------------------------------------------------
                                        $28,774    $25,860     $23,970
- ------------------------------------------------------------------------

(11) Other Current Liabilities

Other current liabilities consist of the following (in thousands):

- ------------------------------------------------------------------------
                                                      1996        1995
- ------------------------------------------------------------------------
Airline and other commissions                     $  2,844    $  4,855
Incentive compensation plan                          3,000       2,650
Other                                               21,359      22,079
- ------------------------------------------------------------------------
                                                  $ 27,203    $ 29,584
- ------------------------------------------------------------------------

(12) Business Segments

     The Company's principal business is the retail sale of tax and duty free merchandise, such as spirits, tobacco, perfume and gift items. The Company also wholesales these products. In the financial information by business segment shown below, operating income represents net sales less cost of sales and an allocation of certain selling, general and administrative expenses as determined by management. There are no identifiable assets used exclusively in the wholesale operation and the amounts allocable thereto would not be significant. Accordingly, segment information for identifiable assets, depreciation and capital expenditures is not presented.

     Segment information is as follows (in thousands):

- ------------------------------------------------------------------------
                                        1996          1995        1994
- ------------------------------------------------------------------------
Total revenue:
     Retail operations              $454,467      $430,182    $312,738
     Wholesale operations             60,591        71,579      63,698
- ------------------------------------------------------------------------
                                    $515,058      $501,761    $376,436
- ------------------------------------------------------------------------
- ------------------------------------------------------------------------
Operating income:
     Retail operations              $ 26,949      $ 22,988    $ 32,565
     Wholesale operations              3,397         3,863       6,970
     Restructuring expenses                -        (7,571)          -
     Revaluation of intangible assets      -       (46,002)          -
     Other income (expense)           (4,957)       (4,427)      3,547
- ------------------------------------------------------------------------
Earnings (loss) before income taxes $ 25,389      $(31,149)   $ 43,082
- ------------------------------------------------------------------------

(13) Stock Option Plan

     An aggregate of 4,640,000 shares of common stock were reserved for issuance pursuant to nonqualified stock options. Approximately 2,314,000 shares were available for grant at January 28, 1996. At January 28, 1996, 1,200,185 options were exercisable under the plans. Options are exercisable, in increments from the grant date, for ten years from the date of the grant.

     A summary of changes in outstanding stock options is as follows:

- ------------------------------------------------------------------------
                                        1996          1995        1994
- ------------------------------------------------------------------------
Balance at beginning of year       2,204,521       935,765     795,524
Granted
     ($9.875 - $27.375 per share)     37,000     1,376,050     174,500
Canceled
     ($8.75 - $52.75 per share)     (122,486)      (73,728)    (30,707)
Exercised
     ($6.875 - $22.875 per share)    (26,574)      (33,566)     (3,552)
- ------------------------------------------------------------------------
Balance at end of year             2,092,461     2,204,521     935,765
- ------------------------------------------------------------------------
/TABLE

(14) Legal Proceedings

     Several former stockholders of UETA, Inc. have commenced actions against the Company and certain of its officers and directors alleging, among other things, that the defendants made misleading statements and omissions about the Company's business in connection with its acquisition of UETA, Inc. The relief sought includes an unspecified amount of damages. The Company and its officers and directors believe they have meritorious defenses to the allegations made against them and intend to defend the suits vigorously.

     The Company is a party to several other unrelated pending legal proceedings and claims. Although the outcome of such proceedings and claims cannot be determined with certainty, the Company believes that the final outcomes should not have a material adverse effect on its consolidated financial position, results of operations or cash flows.

(15) Investment in Debt Securities

     Management reviewed the classification of its security portfolio as of January 28, 1996 and January 29, 1995 and determined that all securities are "held-to-maturity securities." The fair values of the Company's investments in debt securities are as follows (in thousands):

- -----------------------------------------------------------------------------------------
                                             January 28,      Gross      Gross January 28,
                                                    1996 Unrealized Unrealized       1996
                                                Carrying    Holding    Holding       Fair
                                                  Amount      Gains    (Losses)     Value
- -----------------------------------------------------------------------------------------
Securities maturing
     within one year:
          Corporate debt securities             $  5,705        $33       $(31)   $ 5,707
          Debt securities issued by
               states of the United States
               and political subdivisions
               of the states                       6,662         59        (22)     6,699
          Debt securities issued by
               the U.S. Treasury and
               other U.S. government
               corporations and agencies             380          -         (2)       378
- -----------------------------------------------------------------------------------------
          Total short-term investments            12,747         92        (55)    12,784
- -----------------------------------------------------------------------------------------
Securities maturing after
     one through four years:
          Debt securities issued by
               states of the United States
               and political subdivisions
               of the states                     10,550           -        (20)     10,530
- ------------------------------------------------------------------------------------------
          Total investments                     $23,297         $92       $(75)    $23,314
- ------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------










- -------------------------------------------------------------------------------------------
                                             January 29,       Gross      Gross  January 29,
                                                    1995  Unrealized Unrealized        1995
                                                Carrying     Holding    Holding        Fair
                                                  Amount       Gains    (Losses)      Value
- -------------------------------------------------------------------------------------------
Securities maturing
     within one year:
          Corporate debt securities              $ 3,861        $  3      $  (60)  $  3,804
          Debt securities issued by
               states of the United States
               and political subdivisions
               of the states                       8,659          26         (42)     8,643
          Debt securities issued
               by the U.S. Treasury
               and other U.S.
               government corporations               566           -          (3)       563
- -------------------------------------------------------------------------------------------
          Total short-term investments            13,086          29        (105)    13,010
- -------------------------------------------------------------------------------------------
Securities maturing after
     one through five years:
          Corporate debt securities                5,655           -         (79)     5,576
          Debt securities issued by
               states of the United States
               and political subdivisions
               of the states                       3,618           -         (56)     3,562
          Debt securities issued by
               the U.S. Treasury and
               other U.S. government
               corporations and agencies             380           -         (18)       362
- -------------------------------------------------------------------------------------------
          Total long-term investments              9,653           -        (153)     9,500
- --------------------------------------------------------------------------------------------
          Total investments                      $22,739         $29       $(258)   $22,510
- --------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------

     Fair values were based on quoted market prices. The Company did not sell any investment securities during fiscal 1996 and 1995.

(16) Accounting for Stock-Based Compensation

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation,"which is effective for fiscal years beginning after December 15, 1995 and for transactions occurring after December 15, 1995. The Statement defines a fair value based method of accounting for an employee stock option or similar equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. The Statement allows an entity to continue to measure compensation costs for stock options or similar equity instruments using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees. "Under the intrinsic value based method, compensation costs are the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Entities electing to continue with the accounting in Opinion 25 must make pro forma disclosure of net income and earnings per share as if the fair value based method of accounting had been applied. The Company has elected to continue to measure compensation costs for stock options or similar equity instruments using the intrinsic value based method of accounting prescribed by APB Opinion No. 25 with pro forma disclosure of net income and earnings per share as if the fair value based method of accounting had been applied. The Company will adopt the disclosure requirements of Statement No. 123 in fiscal 1997.

(17) Dividends

     During the fourth quarter of fiscal 1996, the Company's Board of Directors increased the Company's quarterly dividend by 20% to $0.06 per share, beginning with the quarterly dividend to be paid in May 1996 for the first quarter of fiscal 1997.

(18) Line of Credit and Letter of Credit Facility

     On May 26, 1995, the Company signed a fully committed $75,000,000 revolving line of credit and letter of credit facility expiring in May 1998. Borrowings under the agreement bear interest at a rate selected by the Company based on the prime rate, federal funds rate or the London Interbank Offered Rate. The credit facility contains covenants which require, among other things, maintenance of minimum tangible net worth, as defined, and certain financial ratios. There were no borrowings under the facility as of January 28, 1996. Currently, the Company has no plans to make any borrowings under the facility.

Jack Africk (1)(2)(3)(4)

David H. Bernstein (1)(2)
     Chairman of the Executive Committee
     Former Chairman of the Board

Alfred Carfora (1)(2)
     President and Chief Executive Officer

John A. Couri (1)(2) (5)
     Consultant,
     Former Chairman of the Board

Heribert Diehl (1)(3)(4)
     Managing Director,
     Gebr. Heinemann

John Edmondson
     Executive Vice President and
     Chief Operating Officer

Gerald F. Egan
     Vice President Finance,
     Chief Financial Officer,
     Treasurer and Secretary

Carl Reimerdes (1)(2)(5)
     Vice President

Susan H. Stackhouse (1)(4)
     President,
     Fenton Hill Florida, Inc.

(1) Member of Board of Directors
(2) Member of Executive Committee
(3) Member of Audit Committee
(4) Member of Compensation Committee
(5) Member of Nominating Committee

Corporate Data

Corporate Headquarters
63 Copps Hill Road
Ridgefield, Connecticut 06877
Tel. no. (203) 431-6057
Fax no. (203) 438-1356

Principal Subsidiaries
AMMEX Tax and
Duty Free Shops, Inc.
Executive Vice President:
Steven D. Zurcher
63 Copps Hill Road
Ridgefield, Connecticut 06877

Fenton Hill American, Limited
President: Carl Reimerdes
Building 59
JFK International Airport
Jamaica, New York 11430
Tel. no. (718) 656-3000

Samuel Meisel and Company, Inc.
President: Robert T. Weitz
6691 Baymeadow Drive
Glen Burnie, Maryland 21060
Tel. no. (410) 787-1414



UETA, Inc.
President: Ramon Bosquez
3407 N.E. Parkway
San Antonio, Texas 78212
Tel. no. (210) 828-8382

Inflight Duty Free Shop, Inc.
President: Peter Cathey
63 Copps Hill Road
Ridgefield, Connecticut 06877
Tel. no. (203) 894-2050

Annual Meeting

Shareholders are cordially invited to attend the Company's Annual
Meeting which will be held at 10:00 a.m., May 23, 1996, at the Hyatt Regency Hotel, 300 Light Street, Baltimore, Maryland.

Form 10-K

Shareholders may obtain a copy of the Company's annual report filed with the Securities and Exchange Commission (Form 10-K) free of charge by writing to:

Dyan C. Cutro
Vice President Investor Relations
645 Madison Avenue, 6th Floor
New York, New York 10022
Tel. no. (212) 754-5900

Stock Exchange Listing
New York Stock Exchange
Ticker Symbol: DFI

Shareholder Inquiries

Questions involving financial information about the Company should be addressed to:

Dyan C. Cutro
Vice President Investor Relations
645 Madison Avenue, 6th Floor
New York, New York 10022
Tel. no. (212) 754-5900

Transfer Agent and Registrar
Chemical Mellon Shareholder Services
450 West 33rd Street - 15th Floor
New York, New York 10001

Legal Counsel
Morgan, Lewis and Bockius
101 Park Avenue
New York, New York 10178

Independent Auditors
KPMG Peat Marwick LLP
111 South Calvert Street
Baltimore, Maryland 21202






Printed on recycled paper.