Form 10-K, Exhibit 13
period 1997-01-26
DUTY FREE INTERNATIONAL INC
filed 1997-04-25
CIK 820756

ANNUAL REPORT 97

Duty Free International, Inc. and Subsidiaries
SELECTED CONSOLIDATED FINANCIAL DATA -- 10 YEARS (Dollars in thousands, except per share amounts)

Fiscal year ended January       1997      1996     1995(1)   1994      1993(2)   1992(3)    1991      1990      1989     1988(4)
-------------------------       ----      ----     -------   ----      -------   -------    ----      ----      ----     -------
Earnings Statement Data:
Net Sales                     $570,895  $515,058  $501,761  $376,436  $361,823  $346,635  $262,962  $258,944  $229,687  $141,978
  Net sales increase percent      10.8%      2.7%     33.3%      4.0%      4.4%     31.8%      1.6%     12.7%     61.8%      N/A
Gross profit                   249,162   218,885   200,374   147,740   146,425   138,749    93,820    83,512    62,788    39,706
  Gross profit -- percent
    of net sales                  43.6%     42.5%     39.9%     39.2%     40.5%     40.0%     35.7%     32.3%     27.3%     28.0%
Selling, general and
  administrative expenses      214,032   192,913   177,895   113,365   101,401    95,406    67,194    59,985    45,121    31,492
Selling, general and
  administrative expenses --
  percent of net sales            37.5%     37.5%     35.5%     30.1%     28.0%     27.5%     25.6%    23.2%      19.6%     22.2%
Restructuring expenses            --        --       7,571      --        --        --        --       --         --        --
Revaluation of intangible
  assets                          --        --      46,002      --        --        --        --       --         --        --
Operating income (loss)         39,653    30,346   (26,722)   39,535    49,647    47,577    29,715    26,221    19,984     9,528
  Operating income (loss) --
    percent of net sales           6.9%      5.9%     (5.3%)    10.5%     13.7%     13.7%     11.3%     10.1%      8.7%      6.7%
  Operating income (loss)--
    percentage change             30.7%      N/A       N/A     (20.4%)     4.4%     60.1%     13.3%     31.2%    109.7%      N/A
Earnings (loss) before
  income taxes                  34,080    25,389   (31,149)   43,082    49,786    48,765    32,542    26,200    19,301     8,815
Effective income tax rate         37.0%     37.0%    (20.4%)    36.4%     39.0%     35.7%     31.6%     33.3%     32.1%     43.3%
Net earnings (loss)             21,470    15,996   (24,802)   27,393    30,373    31,364    22,268    17,483    13,101     5,001
  Net earnings (loss) --
    percent of net sales           3.8%      3.1%     (4.9%)     7.3%      8.4%      9.0%      8.5%      6.8%      5.7%      3.5%
Earnings (loss) per share        $0.79     $0.59    $(0.91)    $1.01     $1.08     $1.19     $0.85     $0.78     $0.71     $0.30
Weighted average number
  of shares outstanding
  (000's)                       27,282    27,251    27,224    27,204    28,142    26,462    26,314    22,385    18,562    16,556
Dividends per common share       $0.24     $0.20     $0.20     $0.20     $0.15      --        --        --      $0.025      --
Return on stockholders'
  equity                           9.8%      7.7%    (11.5%)    12.5%     14.3%     17.7%     17.6%     22.3%     37.5%     28.0%


January                         1997      1996      1995      1994      1993      1992      1991      1990      1989      1988
-------------------------       ----      ----      ----      ----      ----      ----      ----      ----      ----      ----
Balance Sheet Data:
Working capital               $142,117  $121,291  $113,996  $204,118  $ 90,630  $119,353  $103,209  $ 98,844  $ 29,348  $ 21,121
Current ratio                      3.2       3.2       2.7       7.0       3.3       3.9       3.1       3.3       1.5       1.4
Total asset                    415,348   390,708   387,142   387,600   255,819   269,911   200,557   173,153   103,867    83,689
Long-term obligations          123,604   122,238   118,891   121,821     9,629    11,797    14,054    14,253     8,379     7,257
Stockholders' equity           227,715   212,482   201,151   231,861   207,343   216,447   137,875   115,830    41,183    28,737
Number of shares
  outstanding (000's)           27,303    27,270    27,244    27,238    27,122    28,429    26,269    26,262    18,512    18,512
Percent of total debt to
   total capitalization           34.3%     36.2%     37.1%     34.2%      4.1%      5.2%     13.7%     15.7%     23.8%     35.8%
Book value per share             $8.34     $7.79     $7.38     $8.51     $7.64     $7.61     $5.25     $4.41     $2.22     $1.55

-------------
(1) Inflight Sales Group Limited was purchased on May 1, 1994.
(2) Expenses incurred in effecting the merger of UETA, Inc. and Duty Free International were $4,389,000, or $0.16 per share, which were charged to the financial results in fiscal 1993.
(3) The Company acquired 16 duty free stores and related businesses along the Western United States/Canada border on February 1, 1991. (4) UETA was formed in May 1987. The financial information for fiscal 1988 includes partial year results for UETA.


QUARTERLY FINANCIAL DATA (UNAUDITED)
(In thousands, except per share amounts)

                           First    Second     Third    Fourth     Year
                           -----    ------     -----    ------     ----
Fiscal 1997:
   Net sales             $117,979  $140,754  $158,662  $153,500  $570,895
   Gross profit            50,801    62,976    71,205    64,180   249,162
   Net earnings             2,182     6,009     7,539     5,740    21,470
   Earnings per share       $0.08     $0.22     $0.28     $0.21     $0.79

Fiscal 1996:
   Net sales             $109,348  $130,359  $145,181  $130,170  $515,058
   Gross profit            46,161    56,341    62,098    54,285   218,885
   Net earnings             1,466     4,516     5,719     4,295    15,996
   Earnings per share       $0.05     $0.17     $0.21     $0.16     $0.59

                                 COMPANY PROFILE

         Duty Free International, Inc. operates one of the world's largest chains of travel-related stores. Founded in 1983 and publicly held since 1989, DFI has become a diversified retailer through both acquisitions and internal expansion. The Company now operates approximately 176 stores and employs more than 2,000 people. Headquartered in Ridgefield, Connecticut, DFI is divided into four operating divisions: Airport, Border (AMMEX and UETA), Inflight and Diplomatic/Wholesale.

         AMMEX operates 36 duty free locations on the United States border with Canada, while UETA operates 31 stores at crossings between the United States and Mexico. DFI serves 14 international airports throughout the United States, including New York's John F. Kennedy and La Guardia, Chicago's O'Hare, Boston's Logan, and Denver, as well as several in the Caribbean islands. DFI is also a major supplier of duty free merchandise to foreign diplomats in New York and Washington, D.C., as well as to ships engaged in international travel and trade in the ports of the northeastern United States and Miami.

         With its vast product assortment, the Company reaches millions of travelers from around the world every day. The duty free stores sell high-quality, brand-name merchandise, such as liquor, tobacco products, fragrances and luxury gifts, free of all duties as well as sales and excise taxes. Duty Free specializes in the sale of premium products and typically offers savings of 20% to 60%, depending on the shopper's home market.


                                                             DUTY FREE LOCATIONS

INTERNATIONAL LOCATIONS
Caribbean, Hong Kong, Puerto Rico
Singapore, United Kingdom

                                                         LETTER TO SHAREHOLDERS:

         Fiscal 1997 was another year of solid progress for our Company. Not only did sales and earnings exceed fiscal 1996 results by a considerable margin, but also quarterly numbers moved on an uninterrupted upward path. These gratifying results were achieved through a selective expansion of our retail locations, a significantly extended product line and continued firm control over costs.

Operating Results

         On a year-to-year sales gain of 10.8%, net income increased 34.2% in fiscal 1997. Revenues rose from $515,058,000 a year earlier to $570,895,000, due in large part to stellar results at the Airport Division. Thanks to the leverage provided by our relatively fixed-cost base, net income jumped from $15,996,000 to $21,470,000, and earnings per share rose to $0.79 versus $0.59 in the prior year.

         At fiscal year-end, assets totaled $415,348,000, working capital was $142,117,000, stockholders' equity equaled $227,715,000, and the ratio of total debt to total capitalization was 34.3%.

The Year in Review

         Fiscal 1997 began on a positive note, with all Divisions showing higher rates of growth, except Diplomatic/Wholesale, where a shift in emphasis to the more profitable diplomatic business has dampened sales. These encouraging trends continued throughout the year, with the Airport and Inflight Divisions standout performers and a noteworthy turnaround in the Southern Border operation.

         Quarterly highlights include the Airport Division's addition of seven new stores at Chicago's O'Hare International Airport in the first three months of the fiscal year, the opening of the 5,000-square-foot Delta Flight Center shop at John F. Kennedy International Airport in New York in the second quarter, and an increase to seven stores in the San Juan International Airport in the fourth quarter. As well, in the final three months of the fiscal year, the Company introduced two new brand-name concepts: Sony Signature Shop and Coach Leather. At the same time, comparable-store sales gains continued to increase.

         Contributing to the Inflight Division's strong results were two new duty free airline concessions that became effective in the first and second quarters. Here, too, comparable-store sales exceeded our expectations. In October, the Inflight Division, together with its airline partner, United Airlines, was the proud recipient of the prestigious Frontier Duty Free Award for Inflight Operator of the Year.

         The final three months of fiscal 1997 showed the strongest revenue gain of the year -- almost 18% -- with increases of 20% or more recorded by Airport, Inflight and the Southern Border. The latter enjoyed the dual benefits of higher volume and relative stability of the Mexican peso against the U.S. dollar.

         Other developments of note during the year include the promotion of Steven D. Zurcher to the position of President of the AMMEX Tax and Duty Free Shops, Inc. during the first quarter. Steve was formerly Executive Vice President of AMMEX and has been with the Company since 1989. We believe his leadership will strengthen the Northern Border operations.

         We are also delighted to announce the election to the Company's Board of Directors of former Connecticut Governor Lowell P. Weicker, Jr., in the fourth quarter. Governor Weicker's experience in the private and public sectors, including the U.S. Congress in both the House and the Senate, will be of great value to Duty Free International in the years ahead.

Looking Ahead

         Results for fiscal 1997 demonstrate convincingly that our strategy of prudent expansion of retail locations, combined with streamlined operations, is bearing fruit and has set the stage for long-term growth in sales and profitability.

         The expansion of our Airport Division facilities coincided with an increase in international travel. We believe the attractive value of the U.S. dollar versus European currencies is partly responsible and will continue to benefit this Division. At the same time, DFI is offering a much broader product line and new branded shops. We expect an extension of the strong gains in this Division and will diligently pursue further profitable airport concessions and high-quality merchandise lines.

         Building on our well-established on-board duty free concession business in the Americas and our global supply infrastructure, we continue to pursue appropriate prospects for inflight programs worldwide. Air carriers are increasingly finding it profitable to outsource such services, and Inflight has no equal in this area.

         The Border Division should maintain the improvement in sales shown in fiscal 1997, leading to more profitable operations both short- and long-term. The decline in gasoline and convenience store sales that has hampered AMMEX (Northern Border) should flatten out by the end of the first quarter of fiscal 1998. And, with a benign macroeconomic environment in Canada, comparable-store sales for the core duty free business should pick up. At UETA, we plan further expansion and will soon open our first store on the Mexican side of the Southern Border.

         We believe the managing-down of the wholesale aspects of the Diplomatic/Wholesale Division is complete and that this operation is now at a sustainable level. Diplomatic sales remain satisfactory and profitable.

         We intend to remain the foremost duty free and travel-related retailer in the industry by seeking promising avenues of growth, increasing efficiency, and offering a widening selection of high-quality products at attractive prices. Our strategy remains to increase average spending per customer, maintain a low-cost structure, and pursue acquisitions. In this way, we expect to achieve our goal of a billion dollars in sales by the end of this decade and to reward the loyalty of our shareholders, our employees, our customers and our vendors. We thank all of you for your continued support.

Sincerely,



Alfred Carfora
President and Chief Executive Officer

March 24, 1997

      Results for fiscal 1997 demonstrate convincingly that our strategy of prudent expansion of retail locations, combined with streamlined operations, is bearing fruit and has set the stage for
                  long-term growth in sales and profitability.

LEADING THE DUTY FREE AND TRAVEL RETAILING INDUSTRY

         WE INTEND to remain the foremost duty free and travel-related retailer in the industry by seeking promising avenues of growth, increasing efficiency, and offering a widening selection of high-quality products at attractive prices.

         OUR STRATEGY remains to increase average spending per customer, maintain a low-cost structure, and pursue acquisitions. In this way, we expect to achieve our goal of a billion dollars in sales by the end of this decade.


                                                                AIRPORT DIVISION

         DFI's excellent fiscal 1997 performance was spearheaded by the Airport Division, which operates as Fenton Hill American Limited and accounts for about 22% of total corporate revenues. Following the addition of 16 new stores in fiscal 1996 in the international airports of Denver, Boston and San Juan, in fiscal 1997 the Division obtained a further seven stores in Terminal 1 and Terminal 3 at Chicago's O'Hare International Airport. It also opened a 5,000-square-foot duty free store at the new Delta Flight Center at the John F. Kennedy International Airport in New York. As well, we now have seven duty free shops in the San Juan International Airport. These additional facilities combined with an expanded product line led to an impressive 22% gain in sales for the year, from $102,548,000 in fiscal 1996 to $125,530,000.

         Fenton Hill's success stems from a diversified portfolio of retail outlets, which we continually upgrade while increasing our mix of concepts -- Coach Leather and Sony Signature Shop boutiques are the latest to be added. Our duty free shops sell high-quality, brand-name merchandise, such as liquor, tobacco products, fragrances and luxury gifts. Other retailing businesses include standard news and gift shops, as well as bookstores. Among our specialty outlets are shops concentrating on American-made items, regional sports-theme shops (The Sports Section), natural personal-care boutiques (Bodyography), and branded athletic footwear shops (the Athlete's Foot). We also offer gourmet food and confectionery outlets.

                                 BORDER DIVISION

         The Border Division should maintain the improvement in sales shown in fiscal 1997, leading to more profitable operations both short- and long-term.

Border North

         Duty free sales at AMMEX were quite satisfactory in fiscal 1997. An emphasis on selling techniques continued to raise the average transaction spend, overcoming flat traffic trends, and same-store duty free sales were up. While these encouraging results were offset to some extent by a decline in the lower-margin gas and convenience store sales, overall the Northern Border showed a 3.3% gain in annual revenues, from $77,710,000 to $80,284,000. AMMEX's performance this year is reflective of the much more stable economic conditions that currently prevail in Canada. Continuation or improvement of these economic conditions will positively impact future results of this Division.

         AMMEX's focus this coming year will be to continue improving its capture rate and increasing its average transaction spend. Expanded assortments of merchandise, coupled with a keen pricing strategy, will attract many new customers.

Border South

         The restructuring of UETA operations over the past couple of years, as well as store upgrades, contributed to a sharp turnaround in the Southern Border, with an especially strong 25% gain in the fourth quarter. Revenues were up 17% for the full year, from $103,283,000 to $120,802,000 -- 21% of overall corporate sales. Since the Company's costs are relatively fixed in the Southern Border, higher volume sharply benefits operating margins. Two new locations were added in Texas during the year, and we plan further expansion in fiscal 1998, including our first duty free store in Mexico.

         UETA sells luxury items, such as premium watches, fragrances, cosmetics, select liquor and tobacco products, beer, wine, gourmet foods, designer jewelry and other high-quality gifts, along the United States/Mexican border.

                                                   DIPLOMATIC/WHOLESALE DIVISION

Diplomatic/Wholesale Division

         To maximize returns on our assets, we have been refocusing the Diplomatic/Wholesale Division for some time now. As a result, the operation accounts for approximately 10% of the Company's sales. Revenues for fiscal 1997 were $54,826,000 compared with $60,249,000 a year ago. Sales to the diplomatic community continue to do well, and this accent on higher margin business is improving profitability. By managing down the low profit margin business in this Division, we have increased our capacity to distribute merchandise to our ever-expanding chain of stores.

         The Division remains the foremost supplier of duty free luxury items to U.S.-based foreign diplomats and a major supplier to international merchant and passenger ships.


                                                               INFLIGHT DIVISION

         Acquired only two years ago, the Division now accounts for approximately one-third of total revenues. Inflight is a principal operator of on-board, duty-free merchandise programs for international airlines. In testimony to its leadership and the excellence of its service, Inflight, along with its airline partner, United Airlines, was named Inflight Retailer of the Year in fiscal 1997. Inflight is a full service duty free concessionaire for the world's leading airlines, offering high-quality luxury merchandise to their passengers. The Company also supplies wholesale merchandise to airline-run duty free programs and manufactures and markets amenity kits for international air carriers' first- and premium-class passengers.

         As air travel and airline competition increase and as carriers recognize the benefits of a risk-free outsourcing arrangement, Inflight concession programs will account for a greater percentage of the Company's corporate sales.

         Two new airline concessions were implemented this year. Air Canada in March was followed by a second contract with Canadian International Airlines in July, lifting the Division's rate of sales growth to 20% in the fourth quarter. For the full year, the gain was 10.6%, from $171,268,000 to $189,453,000. Our distribution warehouses and station locations throughout the United States, South America, Europe and the Pacific Rim provide the infrastructure to pursue opportunities to provide full on-board, duty free programs throughout the world. Within the new year, DFI plans to establish a marketing presence in Europe to manage accounts in that area and better penetrate the European market.

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

Alfred Carfora                               Gerald F. Egan
President and                                Vice President Finance and
Chief Executive Officer                      Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Duty Free International, Inc.:

         We have audited the accompanying consolidated balance sheets of Duty Free International, Inc. and subsidiaries as of January 26, 1997 and January 28, 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended January 26, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Duty Free International, Inc. and subsidiaries as of January 26, 1997 and January 28, 1996 and the results of their operations and their cash flows for each of the years in the three-year period ended January 26, 1997, in conformity with generally accepted accounting principles.

KPMG PEAT MARWICK LLP

Baltimore, Maryland
February 28, 1997

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Fiscal 1997 Compared with 1996

         Net earnings were $21,470,000, or $0.79 per share, for the year ended January 26, 1997, an increase of $5,474,000, or 34.2%, from $15,996,000, or
$0.59 per share, for the year ended January 28, 1996. The 34% increase in net earnings was due primarily to increased operating earnings by the Company's Southern Border and Airport Divisions. The increase in the Southern Border Division's operating earnings was due primarily to a 17% increase in sales, resulting primarily from the stabilization of the Mexican economy, while selling, general and administrative expenses increased by only 3.4%. The Airport Division's operating earnings increased significantly due to a 22.4% increase in net sales, primarily from new airport locations in New York, Chicago, Philadelphia and Puerto Rico, and improved operating margins resulting primarily from a decrease in payroll and related expenses as a percent of sales.

         Below are explanations of significant variances from the prior year by income statement line item.

Net Sales

         The following table sets forth, for the fiscal periods indicated, the net sales and the percentage of total net sales for each of the Company's divisions and the period to period change in such sales (in thousands, except for percentages):


                                       Fiscal Year Ended                  Increase/(Decrease)
                           -----------------------------------------           Fiscal
Divisional Net Sales       January 26, 1997        January 28, 1996        1997 vs. 1996
--------------------       ----------------        ----------------       -----------------
Border:
   Southern                $120,802    21.2%       $103,283    20.0%      $17,519    17.0%
   Northern                  80,284    14.1          77,710    15.1         2,574     3.3%
Inflight                    189,453    33.2         171,268    33.3        18,185    10.6%
Airport                     125,530    22.0         102,548    19.9        22,982    22.4%
Diplomatic and Wholesale     54,826     9.5          60,249    11.7        (5,423)   (9.0%)
                           --------    ----        --------    ----       -------
                           $570,895   100.0%       $515,058   100.0%      $55,837   10.8%
                           ========   =====        ========   =====       =======

        The 17.0% increase in the Southern Border Division sales was due primarily to the improvement of the Mexican peso/U.S. dollar exchange rate and the Mexican economy stabilizing during fiscal 1997. The Southern Border Division's operating results in fiscal 1996 suffered from the significant negative effects on the Mexican economy of the peso devaluation in December 1994. The Northern Border Division's sales increased by 3.3% due primarily to an 8.8% increase in duty free sales resulting from the purchase of two duty free stores in July 1995, and an increase in the average amount spent per transaction by customers, which the Company attributes to the division's sales training programs and other marketing efforts. The net sales increase was achieved in spite of a 22.9% decrease in lower margin retail and gas sales as a result of the Northern Border Division discontinuing a policy of giving customers a higher exchange rate than the prevailing market rate for Canadian dollars when they were exchanged for U.S. dollars. The intention of this program was to increase higher margin duty free sales, which did not occur sufficiently, thus this program was discontinued early in fiscal 1997. The Inflight Division's sales increased by 10.6% due primarily to sales from the new airline concession contracts with Air Canadian and Canadian International and an increase in sales from the division's South American airline concessions. The sales to concession customers were partially offset by a decrease in wholesale sales to airlines, including Air Canada and Canadian International which were wholesale customers of the Inflight Division before Inflight was awarded their concession contracts. The Airport Division's sales increased by 22.4% due primarily to new store openings in fiscal 1996 and 1997. Diplomatic and Wholesale Division sales, excluding sales of the two locations sold in fiscal 1996 as part of the restructuring plan, were comparable with the prior year. The Diplomatic and Wholesale Division continued its program of decreasing low margin wholesale sales; however, the wholesale sales decrease was offset by an increase in sales to cruise ships.

Cost of Sales and Gross Profit

         Gross profit, as a percentage of net sales, increased to 43.6% during fiscal 1997 from 42.5% during fiscal 1996. The increase was due primarily to increases in the Inflight, Airport and Northern Border Division's duty free sales, all of which have gross profit margins higher than the Company's average gross profit margin, and a decrease in lower margin, wholesale, gas and Northern Border retail sales, all of which have gross profit margins lower than the Company's average gross profit margin. The above was partially offset by an increase in the Southern Border Division's sales as a percentage of the Company's total sales. The Southern Border Division has gross profit margins that are lower than the Company's average gross profit margin.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses, as a percentage of net sales, were 37.5% for both fiscal 1997 and 1996. A decrease in payroll and related expenses, as a percentage of net sales, during the current year was offset by an increase in commission expenses paid to airlines resulting from an increase in the Inflight Division's concession sales, and an increase in base rent and rent based on sales due to store openings in fiscal 1996 and 1997.

Gain (Loss) on Foreign Currency Transactions

         The Company's gain on foreign currency transactions was $342,000 for fiscal 1997 versus a loss of $487,000 for fiscal 1996. The increase in income from foreign currency transactions was due primarily to the Northern Border Division discontinuing its policy of giving customers a higher exchange rate than the prevailing market rate for Canadian dollars when they were exchanged for U.S. dollars, and the Company increasing the percentage of foreign currency denominated purchases covered by foreign exchange forward contracts during fiscal 1997 when compared to fiscal 1996.

Other Non-Operating Income

         Other non-operating income decreased by $1,231,000 from $1,529,000 during fiscal 1996 to $298,000 during fiscal 1997. The decrease was due primarily to an increase in minority partners' interest in consolidated partnership's income during fiscal 1997 when compared to fiscal 1996. The Company entered into new partnership agreements at various new airport locations during fiscal 1996 and 1997.

Income Taxes

         Income taxes, as a percentage of earnings before income taxes, was 37.0% for both fiscal 1997 and 1996.

Fiscal 1996 Compared with 1995

         Net earnings were $15,996,000, or $0.59 per share, for the year ended January 28, 1996, an increase of $1,863,000, or 13.2%, from $14,133,000, or
$0.52 per share, for the year ended January 29, 1995 before restructuring and revaluation charges. A total pre-tax charge to earnings of $53,573,000 ($38,935,000 after tax) was taken in the year ended January 29, 1995. This charge included $7,571,000 for restructuring expenses and a write-down of intangible asset value of $46,002,000 resulting from a change to a fair value method of evaluating the recoverability of intangible assets (a more detailed explanation is provided in notes 16 and 17 to the consolidated financial statements). The increase in net earnings from the prior year, excluding the restructuring and revaluation charges in the prior year, reflects the successful execution of the Company's cost containment programs as well as sales increases by the Inflight, Airport and Northern Border Divisions. The Inflight Division's operating earnings increased significantly for fiscal 1996 when compared to the prior year due to sales increases resulting from increases in the number of travelers on-board international flights served by the Company and an increase in the average amount of duty free merchandise purchased from the Company by travelers on-board international airlines. The Inflight Division's gross profit percentage increased for fiscal 1996 when compared to the prior year due primarily to a significant increase, in absolute dollars and as a percentage of the Division's total sales, in duty free sales made on-board international airlines, which generally have higher profit margins than sales of amenity kits and wholesale sales to airlines. The Inflight Division's financial results for the year ended January 29, 1995 included only three quarters, because Inflight was purchased on May 1, 1994. The Northern Border Division's operating earnings for fiscal 1996 increased significantly from the prior year due primarily to expense reductions resulting from the restructuring plan implemented in fiscal 1995, a decrease in amortization expense resulting from the intangible asset revaluation in fiscal 1995, and the Company's continued efforts to increase the average amount of duty free merchandise purchased from the Company by customers. The above was partially offset by the continued negative trend in traffic across the United States/Canada border during fiscal 1996. The Airport Division's operating earnings increased significantly due primarily to an increase in sales resulting from an increase in foreign travelers shopping at the Company's airport locations, new store openings, the closing of unprofitable locations under the restructuring plan, and a decrease in amortization expense resulting from the intangible asset revaluation. During the third and fourth quarters of fiscal 1996, the Airport Division's sales and operating earnings were adversely impacted by the severe hurricanes on the Caribbean islands of St. Thomas and St. Maarten.

        The increases in operating earnings for the Inflight, Northern Border and Airport Divisions were partially offset by a substantial decrease in the Southern Border Division's sales and operating earnings resulting from the significant devaluation of the Mexican peso versus the U.S. dollar in December 1994. The drop in the value of the peso destabilized the Mexican economy and increased the costs of the Company's products for Mexican customers. The Southern Border Division reduced its selling, general and administrative expenses by approximately $5,000,000 during fiscal 1996 when compared to the prior year. However, these expense reductions were more than offset by a $41,319,000 decrease in the Southern Border Division's net sales. The expense reductions related primarily to lower employee and other operating expenses resulting from employee terminations, a decrease in the number of hours stores were open, and reductions of advertising and promotional expenses. The Division's sales decline was 22% in the fourth quarter of fiscal 1996 versus declines of 37%, 34% and 23% in the first three quarters of 1996 versus the same periods in fiscal 1995.

         Below are explanations of significant variances from the prior year by income statement line item.

Net Sales

         The following table sets forth, for the fiscal periods indicated, the net sales and the percentage of total net sales for each of the Company's divisions and the period to period change in such sales (in thousands, except for percentages):


                                       Fiscal Year Ended                 Increase/(Decrease)
                           -----------------------------------------           Fiscal
Divisional Net Sales       January 28, 1996        January 29, 1995        1996 vs. 1995
--------------------       ----------------        ----------------       -----------------
Border:
   Southern                $103,283    20.0%       $144,602    28.8%     $(41,319)  (28.6%)
   Northern                  77,710    15.1          73,631    14.7         4,079     5.5%
Inflight                    171,268    33.3         121,890    24.3        49,378    40.5%
Airport                     102,548    19.9          92,887    18.5         9,661    10.4%
Diplomatic and Wholesale     60,249    11.7          68,751    13.7        (8,502)  (12.4%)
                           --------    ----        --------    ----      --------
                           $515,058   100.0%       $501,761   100.0%     $ 13,297     2.7%
                           ========   =====        ========   =====      ========

         The significant decrease in the Southern Border Division's sales was due to the devaluation of the Mexican peso versus the U.S. dollar in December 1994 which destabilized the Mexican economy and increased the costs of the Company's products for Mexican customers. The Inflight Division's sales increased by 9.5% during the last three quarters of fiscal 1996 when compared to the same period in the prior year (Inflight was purchased at the beginning of the second quarter in fiscal 1995). This increase was due primarily to an increase in the number of foreign travelers on-board international flights served by the Company and an increase in the average amount of duty free merchandise purchased from the Company by travelers on-board international airlines during fiscal 1996. The Northern Border Division's comparable store sales (excluding sales of stores closed under the restructuring plan and two stores purchased in July 1995) increased by 2.4% for fiscal 1996 when compared to the prior year. The improvement in sales trends for the Northern Border Division from fiscal 1995 (when there was a 22.1% decrease in sales from fiscal
1994) was due primarily to the anniversary of the decrease in Canadian tobacco taxes which occurred in the first quarter of fiscal 1995, and increases in average transaction spend amounts by customers resulting from the Division's marketing and promotion programs. The above was partially offset by the continued negative trend in Canadian traffic across the United States/Canada border during fiscal 1996. The Airport Division's sales increase was due primarily to an increase in the number of foreign travelers shopping at the Company's airport locations during fiscal 1996, and store openings at Denver International Airport, Boston's Logan International Airport and San Juan International Airport in Puerto Rico during fiscal 1996. The above was partially offset by sales decreases due to store closings under the Company's restructuring plan and the effects of the severe hurricanes at the Company's St. Thomas and St. Maarten locations. The Diplomatic and Wholesale Division's sales, excluding locations sold in fiscal 1996 as part of the Company's restructuring plan and a business purchased in the latter part of fiscal 1995, decreased by 23.3% during fiscal 1996 when compared to fiscal 1995 due primarily to the Company continuing to de-emphasize what would have been relatively low gross margin sales in this Division. Net sales of all the stores and businesses closed or sold under the restructuring plan were $4,757,000 and $13,931,000 for fiscal 1996 and fiscal 1995, respectively.

Cost of Sales and Gross Profit

         Gross profit, as a percentage of net sales, increased to 42.5% during fiscal 1996 from 39.9% during fiscal 1995. The increase was due primarily to increases in the Inflight, Airport and Northern Border Divisions' net sales and gross profit margins, and significant decreases in the Southern Border and Diplomatic and Wholesale Divisions' net sales. The Inflight, Airport and Northern Border Divisions have significantly higher gross profit margins than the Southern Border and Diplomatic and Wholesale Divisions. The Inflight Division's gross profit percentage increased during fiscal 1996 when compared to the prior year due primarily to a significant increase, in absolute dollars and as a percentage of the Division's total sales, in duty free sales made on-board international airlines, which generally have higher gross profit margins than amenity kit and wholesale sales to airlines.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses, as a percentage of net sales, increased to 37.5% in fiscal 1996 from 35.5% in fiscal 1995. The increase was due primarily to the following factors:

o A significant increase in the Inflight Division's net sales in fiscal 1996, as a percentage of the Company's total sales, when compared to the prior year (Inflight was purchased May 1, 1994). The Inflight Division has selling, general and administrative expenses, as a percentage of net sales, higher than the Company average due primarily to commission expenses paid to airlines.

o An increase in the Airport Division's net sales in fiscal 1996, as a percentage of the Company's total sales, when compared to the prior year. The Airport Division's operating expenses, as a percentage of net sales, are higher than the Company's other divisions due to rents based on sales and other variable expenses.

o Significant decreases in the Southern Border Division's net sales in fiscal 1996 versus the prior year. The Southern Border Division has selling, general and administrative expenses, as a percentage of net sales, significantly lower than the Company average. The Company reduced the Southern Border Division's selling, general and administrative expenses by approximately $5,000,000 during fiscal 1996 when compared to the prior year. However, these expense reductions were more than offset by a $41,319,000 decrease in the Division's net sales during fiscal 1996 when compared to fiscal 1995. The expense reductions related primarily to lower employee and other operating expenses resulting from employee terminations, a reduction in the number of hours stores are open, and reductions of advertising and promotion expenses.

         The restructuring plan and the revaluation of intangible assets in the third quarter of fiscal 1995 reduced the Company's selling, general and administrative expenses by approximately $10,400,000 during fiscal 1996 when compared to fiscal 1995.

Interest Income

         Interest income decreased by $960,000 during fiscal 1996 when compared to fiscal 1995. The decrease was due primarily to a decrease in funds available for investment during the first part of fiscal 1996 when compared to the prior year resulting from the purchase of Inflight in fiscal 1995 for approximately $73,300,000, and more of the Company's investment portfolio being in tax-exempt municipal bonds during fiscal 1996 which have lower pre-tax yields than taxable bonds.

Income Taxes

         Income taxes, as a percentage of earnings before income taxes, were 37.0% for both fiscal 1996 and fiscal 1995 when the charges and tax benefits from the intangible revaluation and restructuring are excluded from the results for fiscal 1995.

Restructuring

         During the third quarter of fiscal 1995, management undertook a restructuring plan which included the closing or sale of 23 stores and business locations, and the consolidation of administrative and warehouse operations. All of the stores and business locations were closed or sold during fiscal 1995 and fiscal 1996. A pre-tax charge to earnings of $7,571,000 was taken during fiscal 1995 as a result of the restructuring. There were no material adjustments to restructuring expenses during fiscal 1996 or 1997. See note 16 to the consolidated financial statements for further detail.

Revaluation of Intangible Assets

         In the third quarter of fiscal 1995, the Company changed its method of evaluating the recoverability of intangible assets. In fiscal 1995, fair values of intangible assets were determined based on the estimated discounted future operating cash flows of the related acquired operations over the life of each intangible asset. Prior to fiscal 1995, impairment was measured using undiscounted cash flows. The projected financial results of each operation were based on management's best estimate of expected future operating cash flows. Discount rates reflected the risk associated with each operation, based on the type of business, geographic location and other matters, in relation to risk free investments. During the third quarter of fiscal 1995, management determined that cash flow from certain acquired businesses would be below the expectations set by management when the business acquisitions were completed. Accordingly, the Company reduced the carrying amount of its intangible assets by $46,002,000. See note 17 to the consolidated financial statements for further detail.

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

         The principal customers of the Company are residents of foreign countries whose purchases of duty free merchandise may be affected by trends in the economies of foreign countries and changes in the value of the U.S. dollar relative to their own currencies. Any significant increase in the value of the U.S. dollar relative to the currencies of foreign countries, particularly Canada and Mexico, could have an adverse impact on the number of travelers visiting the United States and the dollar amount of duty free purchases made by them from the Company. A significant increase in gasoline prices or a shortage of fuel may also reduce the number of international travelers and thereby adversely affect the Company's sales. In addition, the Company imports a significant portion of its products from Western Europe and Canada at prices negotiated either in U.S. dollars or foreign currencies. As a result, the Company's costs are affected by fluctuations in the value of the U.S. dollar in relation to major Western European and Canadian currencies. A decrease in the purchasing power of the U.S. dollar relative to other currencies causes a corresponding increase in the purchase price of products. The Company enters into foreign exchange forward contracts as a hedge against a portion of its exposure to currency fluctuations on commitments to purchase merchandise.

Liquidity and Capital Resources

         The Company has a $75,000,000 revolving line of credit and letter of credit facility with various banks expiring in May 1998. Borrowings under the agreement bear interest at a rate selected by the Company based on the prime rate, federal funds rate or the London Interbank Offered Rate. The credit facility contains covenants which require, among other things, maintenance of minimum tangible net worth, as defined, and certain financial ratios. As of January 26, 1997, the Company had issued letters of credit for $10,844,000 and had available borrowings of $50,000,000. There were no borrowings under the facility during the years ended January 26, 1997 and January 28, 1996. Currently, the Company has no plans to make any borrowings under the facility.

         The Company's primary liquidity and capital requirements for fiscal 1998 will be working capital needs, primarily inventory and receivables, purchases of property and equipment and dividend payments. During fiscal 1998, the Company expects to spend approximately $12,500,000 on capital expenditures, make approximately $6,600,000 of dividend payments and make approximately $1,093,000 of debt payments. Working capital was $142,117,000 as of January 26, 1997, an increase of $20,826,000 from $121,291,000 as of January 28, 1996. The
Company believes its existing funds, cash provided by operations and available borrowings will be sufficient to meet its current liquidity and capital requirements.

                           STOCK PRICES AND DIVIDENDS

         The Company's common stock trades on the New York Stock Exchange under the ticker symbol "DFI." The approximate number of holders of record of shares of common stock, excluding the number of beneficial owners whose securities are held in street name, was 294 as of March 3, 1997.

         The following table sets fourth the high and low reported sales prices for the common stock as reported by the New York Stock Exchange:

                                  High        Low
                                  ----        ---
Fiscal 1997:
First quarter                    $15-1/8    $11-3/4
Second quarter                    17-1/4     13-1/4
Third quarter                     16         13-1/8
Fourth quarter                    17-7/8     13-1/8

Fiscal 1996:
First quarter                    $ 8-7/8    $ 7
Second quarter                    10-5/8      7-3/8
Third quarter                     15-3/4      9
Fourth quarter                    16-3/4     13-1/8

         Cash dividends declared were approximately $6,536,000, or $0.24 per share, and $5,450,000, or $0.20 per share, for the years ended January 26, 1997 and January 28, 1996. The Company intends to pay quarterly dividends of $0.06 per share during fiscal 1998.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                   January 26,      January 28,     January 29,
Fiscal year ended                     1997             1996            1995
-----------------                     ----             ----            ----
Net sales                           $570,895         $515,058        $501,761
Cost of sales                        321,733          296,173         301,387
                                    --------         --------        --------
    Gross profit                     249,162          218,885         200,374
Advertising, storage and other
  operating income                     4,523            4,374           4,372
                                    --------         --------        --------
                                     253,685          223,259         204,746
Selling, general and
  administrative expenses            214,032          192,913         177,895
Restructuring expenses (note 16)         --               --            7,571
Revaluation of intangible assets
  (note 17)                              --               --           46,002
                                    --------         --------        --------
     Operating income (loss)          39,653           30,346         (26,722)
                                    --------         --------        --------
Other income (expense):
  Interest income                      2,231            2,659           3,619
  Interest expense                    (8,444)          (8,658)         (8,878)
  Gain (loss) on foreign
    currency transactions                342             (487)           (556)
  Other, net                             298            1,529           1,388
                                    --------         --------        --------
                                      (5,573)          (4,957)         (4,427)
                                    --------         --------        --------
  Earnings (loss) before
    income taxes                      34,080           25,389         (31,149)
Income tax expense (benefit)
  (note 5)                            12,610            9,393          (6,347)
                                    --------         --------        --------
     Net earnings (loss)            $ 21,470         $ 15,996        $(24,802)
                                    ========         ========        ========
Earnings (loss) per share              $0.79            $0.59          $(0.91)
                                    ========         ========        ========

        See accompanying notes to the consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                   January 26,     January 28,
                                                      1997             1996
                                                      ----             ----
ASSETS
Current assets:
   Cash and cash equivalents                        $ 36,483        $ 36,228
   Short-term investments, at cost (note 3)           12,331          12,747
   Receivables:
     Trade receivables, less allowance for
       doubtful accounts of $636 in 1997 and
       $735 in 1996                                   21,872          19,254
     Other                                            16,407           8,753
                                                    --------        --------
                                                      38,279          28,007
                                                    --------        --------
    Merchandise inventories                          108,724          90,472
    Prepaid expenses and other current assets
      (note 5)                                        10,329           9,825
                                                    --------        --------
        Total current assets                         206,146         177,279
Long-term investments, at cost (note 3)                8,930          10,550
Property and equipment, net (note 4)                  96,718          92,413
Goodwill less accumulated amortization of
  $6,788 in 1997 and $4,442 in 1996
  (notes 2 and 17)                                    64,134          65,731
Other intangible assets less accumulated
  amortization of $11,405 in 1997 and
  $8,538 in 1996 (note 17)                            21,412          24,246
Other assets, net (note 5)                            18,008          20,489
                                                    --------        --------
                                                    $415,348        $390,708
                                                    ========        ========



LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Current maturities of long-term debt (note 7)      $ 1,093         $ 2,053
  Accounts payable                                    28,024          25,193
  Other current liabilities (note 6)                  34,912          28,742
                                                      ------          ------
    Total current liabilities                         64,029          55,988
Long-term debt, excluding current maturities
  (note 7)                                           117,742         118,418
Other liabilities                                      5,862           3,820
                                                       -----           -----
    Total liabilities                                187,633         178,226
                                                     =======         =======

Stockholders' equity (notes 8 and 9): Common stock, par value $.01 per share.
     Authorized 75,000,000 shares; 27,303,044
       issued and outstanding shares in 1997
       and 27,270,124 shares in 1996                     273             273
   Additional paid-in capital                         80,515          80,302
   Foreign currency translation adjustments               86              --
   Retained earnings                                 146,841         131,907
                                                     -------         -------
    Total stockholders' equity                       227,715         212,482
                                                     =======         =======
Commitments and contingencies
  (notes 12, 13, 14 and 15)                         -------          -------
                                                    $415,348        $390,708
                                                    ========        ========

        See accompanying notes to the consolidated financial statements.

                           CONSOLIDATED STATEMENTS OF
                              STOCKHOLDERS' EQUITY
                                 (in thousands)

                                                                                           Foreign
                                                                         Additional        currency                           Total
                                                      Common     Stock      paid-in     translation       Retained    stockholders'
                                                      Shares    Amount      capital     adjustments       earnings           equity
                                                      ------    ------      -------     -----------       --------           ------

Balance at January 31, 1994                           27,238     $272       $80,321           $(340)      $151,608         $231,861
Dividends ($0.20 per share)                               --       --           --               --         (5,445)          (5,445)
Exercise of common stock options                          34       --          236               --             --              236
Common stock purchased and retired                       (28)      --         (436)              --             --             (436)
Change in foreign currency translation adjustments        --       --           --             (263)            --             (263)
Net loss                                                  --       --           --               --        (24,802)         (24,802)
                                                      ------      ----      ------              ---        -------          -------
Balance at January 29, 1995                           27,244      272       80,121             (603)       121,361          201,151
Dividends ($0.20 per share)                               --       --           --               --         (5,450)          (5,450)
Exercise of common stock options                          26        1         181                --             --              182
Change in foreign currency translation adjustments        --       --           --              603             --              603
Net earnings                                              --       --           --               --         15,996           15,996
                                                      ------      ----      ------              ---        -------          -------
Balance at January 28, 1996                           27,270      273       80,302               --        131,907          212,482
Dividends ($0.24 per share)                               --       --           --               --         (6,536)         (6,536)
Exercise of common stock options                          37       --          373               --             --              373
Change in foreign currency translation adjustments        --       --           --               86             --               86
Other                                                     (4)      --         (160)              --             --             (160)
Net earnings                                              --       --           --               --         21,470           21,470
                                                      ------      ----      ------              ---        -------          -------
Balance at January 26, 1997                           27,303     $273     $ 80,515              $86       $146,841         $227,715
                                                      ======     ====     ========              ===       ========         ========


        See accompanying notes to the consolidated financial statements.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)


                                                                          January 26,     January 28,     January 29,
Fiscal year ended                                                              1997            1996            1995
-----------------                                                              ----            ----            ----
Cash flows from operating activities:
  Net earnings (loss)                                                      $ 21,470        $ 15,996        $(24,802)
  Adjustments to reconcile net earnings (loss) to net
   cash provided by operating activities:
      Depreciation and amortization of
         property and equipment                                               8,790           8,236           6,642
       Other amortization                                                     5,858           5,741           8,008
       Provision for (benefit of) deferred income taxes                        (465)          2,892         (13,222)
       Revaluation and write-off of assets                                       --              --          48,405
       Minority partners' interest in
         consolidated partnerships' income                                    2,509             935             813
       Changes in operating assets and liabilities, net of effects of acquisitions accounted for by the purchase method:
            Accounts receivable                                             (10,722)            134           4,727
            Merchandise inventories                                         (16,443)          5,967          10,015
            Prepaid expenses and other current assets                           (18)            254             991
            Deposits                                                             --          (1,810)             --
            Accounts payable                                                  2,831          (5,768)         (3,012)
            Income taxes payable                                              4,468              --          (2,863)
            Accrued restructuring expenses                                     (970)         (2,276)          4,586
            Other current liabilities                                         3,036          (1,390)          3,820
       Other                                                                   (760)           (135)           (777)
                                                                             ------          ------          ------
               Net cash provided by operating activities                     19,584          28,776          43,331
                                                                             ------          ------          ------
Cash flows from investing activities:
  Proceeds from maturities of investments                                    10,644          34,470          50,103
  Purchases of investments                                                   (8,608)        (35,152)        (32,225)
  Additions to property and equipment                                       (12,859)        (11,710)        (31,230)
  Acquisitions of businesses, accounted for by the
    purchase method, net of cash acquired                                       --           (5,050)        (72,526)
  Investments in and advances to affiliates                                    (429)           (420)         (3,363)
  Other                                                                        (237)            188           1,819
                                                                            -------         -------         -------
               Net cash used in investing activities                        (11,489)        (17,674)        (87,422)
                                                                            -------         -------         -------
Cash flows from financing activities:
    Payment of long-term borrowings and notes payable                        (2,342)         (3,760)        (14,464)
    Dividends paid                                                           (6,273)         (5,450)         (5,445)
    Other                                                                       775             (62)         (1,271)
                                                                             ------        --------        --------
               Net cash used in financing activities                         (7,840)         (9,272)        (21,180)
                                                                           --------        --------        --------
Net increase (decrease) in cash and cash equivalents                            255           1,830         (65,271)
Cash and cash equivalents at beginning of year                               36,228          34,398          99,669
                                                                           --------        --------        --------
Cash and cash equivalents at end of year                                   $ 36,483        $ 36,228        $ 34,398
                                                                           ========        ========        ========


        See accompanying notes to the consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             January 26, 1997, January 28,1996 and January 29, 1995


(1) Summary of Significant Accounting Policies and Other Matters

    Business -- Duty Free International, Inc. and its subsidiaries (the Company) are engaged principally in the sale of tax and duty free merchandise, such as spirits, tobacco, perfume and gift items.

    Principles of consolidation -- The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and affiliates in which the Company has a majority interest or control. All significant intercompany balances and transactions have been eliminated in consolidation.

    Fiscal year -- The Company is on a 4-5-4 week fiscal calendar with its fiscal year ending on the last Sunday of January. The fiscal years ended January 26, 1997, January 28, 1996 and January 29, 1995 are referred to hereafter as fiscal 1997, fiscal 1996 and fiscal 1995, respectively.

    Cash equivalents -- For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

    Investments in debt and equity securities-- The Company's investments in debt and equity securities, except for investments accounted for under the equity method and investments in consolidated subsidiaries, are classified in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Upon purchase, management considers the maturity and other characteristics of each investment and its asset-liability management policies and classifies each investment appropriately; such classifications are reassessed at each reporting date.

    Fair values of financial instruments -- Information regarding fair values of investments in debt securities, long-term debt and foreign exchange forward contracts is set forth in notes 3, 7 and 15 to the financial statements. Fair values of other financial instruments, such as receivables and payables, approximates carrying values.

    Merchandise inventories -- Merchandise inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

    Property and equipment -- Property and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease terms or estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred.

    Goodwill -- Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over 30 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through discounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the risk associated with each operation, based on the type of business, geographic location and other matters in relation to risk free investments. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

    Other intangible assets -- Other intangible assets consist principally of operating rights and non-competition agreements. The operating rights are being amortized over 2 to 25 years; the non-competition agreements are being amortized over the terms of such agreements (5 to 15 years) and other intangible assets are being amortized over the estimated useful lives of the related assets (5 to 30 years) using the straight-line method.

    Impairment of long-lived assets and long-lived assets to be disposed of -- The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," on January 29, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

    Prior to the adoption of SFAS No. 121, recoverability of assets to be held and used was measured by comparing the carrying amount of an asset to the future net discounted cash flows expected to be generated by the asset. This method was used regarding the revaluation of intangible assets during fiscal 1995 (see note
17). The change in fiscal 1997 to the method required by the adoption of SFAS No. 121 did not have any impact on the Company's financial position, results of operations, or liquidity.

    Advertising expense -- The Company expenses advertising costs the first time advertising takes place. Advertising expense was approximately $4,500,000, $3,000,000 and $4,000,000 during fiscal 1997, 1996 and 1995, respectively.

    Foreign currency transactions-- Exchange gains and losses from transactions of domestic operations in foreign currencies and commissions earned from the Company's currency exchange activities are included in other income.

    The functional currency for certain of the Company's foreign operations is the local currency. The translation of the foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using average rates of exchange prevailing during the year. Adjustments resulting from such translation are included as a separate component of stockholders' equity.

    Income taxes -- Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized based on the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    Earnings per share -- Earnings per share are based on the weighted average number of shares of common stock outstanding during each year. The numbers of shares used in the computations were 27,282,000, 27,251,000 and 27,224,000 for fiscal 1997, 1996 and 1995, respectively. Common shares issuable upon exercise of stock options are excluded from the computation because their effect is not material.

    Accounting for stock based compensation -- The Company has elected to measure compensation costs for stock options using the intrinsic value based method of accounting prescribed by APB Opinion No. 25 with pro forma disclosure of net income and earnings per share as if the fair value based method of accounting prescribed by SFAS No. 123 had been applied.

    Foreign Exchange Forward Contracts -- The value of foreign exchange forward contracts, taken as hedges of existing assets or liabilities, are included in the carrying amount of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains and losses related to qualifying hedges of firm commitments are deferred and are recognized in income or adjustments of carrying amounts when the hedged transactions occur.

    Use of Estimates -- Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

    Reclassifications -- Certain amounts for fiscal 1996 and 1995 have been reclassified to conform to the presentation for fiscal 1997.

(2) Acquisitions

    On May 1, 1994, the Company purchased Inflight Sales Group Limited (Inflight), and certain non-competition rights, for approximately $73,300,000. The purchase price exceeded the fair value of the net assets acquired by $65,000,000. Inflight is the leading concessionaire and supplier of on-board duty free merchandise to international airlines. The acquisition was accounted for by using the purchase method and, accordingly, the purchase price has been allocated to the related acquired assets and assumed liabilities based on their respective fair values. The consolidated statement of earnings for the year ended January 29, 1995 includes the results of operations of Inflight from its acquisition date.

    Supplemental cash flow information regarding acquisitions is as follows (in thousands):



                                         1996           1995
                                         ----           ----
Fair value of assets acquired         $  9,833        $114,771
Cash paid                               (5,050)        (72,526)
                                        ------         -------
Liabilities assumed                   $  4,783        $ 42,245
                                      ========        ========

(3) Investment in Debt Securities

     Management reviewed the classification of its security portfolio as of January 26, 1997 and January 28, 1996 and determined that all securities are "held-to-maturity securities." The fair values of the Company's investments in debt securities are as follows (in thousands):

                                        January 26,        Gross           Gross   January 26,
                                               1997   Unrealized      Unrealized          1997
                                           Carrying      Holding         Holding          Fair
                                             Amount        Gains          Losses         Value
                                             ------        -----          ------         -----
Securities maturing within one year:
 Corporate debt securities                 $ 3,185        $100           $ (15)        $ 3,270
 Debt securities issued by
   states of the United States
   and political subdivisions
   of the states                             9,146          40             (16)          9,170
                                            ------         ---             ---          ------
        Total short-term investments        12,331         140             (31)         12,440
                                            ------         ---             ---          ------
Securities maturing after one
        through three years:
        Debt securities issued by
          states of the United
          States and political
          subdivisions of the states         8,930          20            (168)         8,782
                                           -------        ----           -----        -------
        Total investments                  $21,261        $160           $(199)       $21,222
                                           =======        ====           =====        =======



                                  January 28,         Gross          Gross   January 28,
                                          1996    Unrealized      Unrealized         1996
                                      Carrying       Holding         Holding         Fair
                                        Amount         Gains          Losses        Value
                                        ------         -----          ------        -----
Securities maturing within one year:
   Corporate debt securities           $ 5,705          $33           $(31)       $ 5,707
   Debt securities issued by
     states of the United States
     and political subdivisions
     of the states                       6,662           59            (22)         6,699
  Debt securities issued by
     the U.S. Treasury and
     other U.S. government
     corporations and agencies            380           --              (2)           378
                                       ------          ---             ----        ------
  Total short-term investments         12,747           92             (55)        12,784
                                       ------          ---             ----        ------
Securities maturing after one
  through four years:
  Debt securities issued by
      states of the United States
      and political subdivisions
      of the states                    10,550           --             (20)       10,530
                                       ------          ---            ----       -------
Total investments                     $23,297          $92            $(75)      $23,314
                                      =======          ===            ====       =======

The Company did not sell any investment securities during fiscal 1997 and 1996.

(4) Property and Equipment
  Property and equipment are summarized as follows (in thousands):

                                                     1997              1996
                                                     ----              ----
Land                                              $ 19,496          $ 19,234
Buildings                                           50,201            49,491
Leasehold improvements                              26,967            20,217
Furniture and fixtures                              18,251            16,409
Equipment and vehicles                              30,163            27,766
                                                  --------           -------
                                                   145,078           133,117
Less accumulated depreciation and amortization      48,360            40,704
                                                  --------          --------
Net property and equipment                        $ 96,718          $ 92,413
                                                  ========          ========

(5) Income Taxes
  Income tax expense (benefit) consists of the following (in thousands):

                                        Current       Deferred        Total
                                        -------       --------        -----
1997:
  Federal                              $10,987       $   (462)       $10,525
  State                                  1,116            (44)         1,072
  Foreign                                  972             41          1,013
                                       -------       --------        -------
                                       $13,075       $   (465)       $12,610
                                       =======       ========        =======

1996:
  Federal                             $  4,280       $  2,568        $ 6,848
  State                                    815            489          1,304
  Foreign                                1,406           (165)         1,241
                                      --------       --------        -------
                                      $  6,501       $  2,892        $ 9,393
                                      ========       ========        =======
1995:
  Federal                             $  5,065       $(10,083)       $(5,018)
  State                                  1,100         (2,116)        (1,016)
  Foreign                                  710         (1,023)          (313)
                                      --------       --------        -------
                                      $  6,875       $(13,222)       $(6,347)
                                      ========       ========        =======

        The income tax expense (benefit) is reconciled to the amount computed by applying the Federal corporate tax rates to earnings (loss) before income taxes as follows (in thousands):

                                             1997          1996      1995
                                             ----          ----      ----
Income tax (benefit) at statutory
   rate of 35%                             $11,928        $8,886   $(10,902)
State income taxes, net of
   federal tax benefit                         697           848       (660)
Tax exempt income                             (422)         (384)      (450)
Revaluation of intangible assets                --            --      6,144
Other, net                                     407            43       (479)
                                           -------        ------   --------
                                           $12,610        $9,393   $ (6,347)
                                           =======        ======   ========

    The consolidated earnings before income taxes, by domestic and foreign sources, was $22,846,000 and $11,234,000, respectively, for fiscal 1997. The consolidated earnings before income taxes, by domestic and foreign sources, was $16,425,000 and $8,964,000, respectively, for fiscal 1996. The consolidated earnings (loss) before income taxes, by domestic and foreign sources, was a loss of ($38,583,000)and income of $7,434,000, respectively, for fiscal 1995.

    At January 26, 1997, the net current and net non-current deferred income tax assets were $5,555,000 and $6,648,000, respectively. At January 28, 1996, the net current and net non-current deferred income tax assets were $3,129,000 and $8,609,000, respectively. Such amounts are included in "prepaid expenses and other current assets" and "other assets, net," respectively, on the consolidated balance sheets as of January 26, 1997 and January 28, 1996. Management has determined, based on the Company's history of prior operating earnings and its expectations for the future, that taxable income of the Company will more likely than not be sufficient to fully recognize these deferred tax assets and, accordingly, no valuation allowance has been established as of January 26, 1997.

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities consist of the following (in thousands):

                                                         1997          1996
                                                       ------        --------
Deferred tax assets:
  Intangible amortization                              $ 6,511       $  8,500
  Inventories, principally due to additional costs
     inventoried for tax purposes pursuant to the
     Tax Reform Act of 1986                              1,718          1,473
  Restructure liability                                  1,371          1,908
  Depreciation and capitalized interest                    284             --
  Net operating loss carryforwards                         413            750
  Other                                                  3,407          1,701
                                                       -------        -------
    Gross deferred tax assets                           13,704         14,332
                                                       -------        -------
Deferred tax liabilities:
  Inventories, to conform UETA's accounting
    method from LIFO to FIFO                              (365)       (1,168)
  Depreciation and capitalized interest                     --           (98)
  Other                                                 (1,136)       (1,328)
                                                       -------       -------
    Gross deferred tax liabilities                      (1,501)       (2,594)
                                                       -------       -------
    Net deferred tax asset                             $12,203       $11,738
                                                       =======       =======

    The Company paid income taxes of approximately $7,256,000, $5,120,000 and $9,370,000 during fiscal 1997, 1996 and 1995, respectively.

(6) Other Current Liabilities
  Other current liabilities consist of the following (in thousands):



                                      1997            1996
                                      ----            ----
Airline and other commissions       $ 5,997         $ 2,844
Incentive compensation plan           2,897           3,000
Income tax payable                    4,468              --
Other                                21,550          22,898
                                    -------         -------
                                    $34,912         $28,742
                                    =======         =======

(7) Long-Term Debt
  Long-term debt consists of the following (in thousands, except for percentage amounts):
                                                   1997            1996
                                                   ----            ----

7% senior bonds, 7.06% effective rate, due
  January 15, 2004, $115,000 face amount,
  less unamortized discount of $320 and $366      $114,680        $114,634
Other                                                4,155           5,837
                                                  --------        --------
                                                   118,835         120,471
Less current maturities                              1,093           2,053
                                                  --------        --------
Long-term debt, excluding current maturities      $117,742        $118,418
                                                  ========        ========

The approximate annual maturities of long-term debt are as follows (in thousands):

1998                                                              $1,093
1999                                                               1,093
2000                                                               1,093
2001                                                                 876
2004                                                             114,680
                                                                --------
                                                                $118,835
                                                                ========

    The fair value of long-term debt, including current maturities, was $116,280,000 and $115,650,000 as of January 26, 1997 and January 28, 1996,
respectively. The fair value of long-term debt, including current maturities, was estimated based on quoted market values.

    The Company paid interest on short-term and long-term borrowings of approximately $8,483,000, $8,658,000 and $9,277,000 during fiscal 1997, 1996 and
1995, respectively.

(8) Dividends

    During the fourth quarter of fiscal 1996, the Company's Board of Directors increased the Company's quarterly dividend by 20% to $0.06 per share.

(9) Stock Option Plans

    An aggregate of 4,640,000 shares of common stock were reserved for issuance pursuant to nonqualified stock options. Approximately 2,080,000 shares were available for grant at January 26, 1997. Options are exercisable from the grant date to ten years from the date of grant.

    The Company applies APB Opinion No. 25 and related interpretations when accounting for stock options. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost for the Company's stock option plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except for earnings per share amounts):

                                        1997         1996
                                        ----         ----
Net income:
   As reported                         $21,470      $15,996
   Pro forma                           $21,334      $15,978
Earnings per share:
   As reported                           $0.79        $0.59
   Pro forma                             $0.78        $0.59

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in fiscal 1997 and 1996: dividend yield of 1.75%; expected volatility of 40%; risk-free interest rate of 6.5%; and expected lives of 6 years. The weighted average fair value of options granted during fiscal 1997 and 1996 was $6.02 and $4.05, respectively.

    Pro forma net income reflects only options granted in fiscal 1996 and 1997. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 for fiscal 1996 and 1997 is not reflected in the pro forma net income amounts presented above, because compensation cost is reflected over the options' vesting period of three years and compensation cost for options granted prior to January 30, 1995 are not considered.

    A summary of the status of the Company's stock option plans as of January 26, 1997, January 28, 1996 and January 29, 1995, and changes during the years ended on those dates is presented below:

                                    Number   Weighted Average
                                 of Shares     Exercise Price
                                 ---------     --------------

January 31, 1994                   935,765         $20.06
    Granted                      1,376,050         $12.53
    Exercised                      (33,566)        $ 7.07
    Forfeited                      (73,728)        $18.88
                                 ---------

January 29, 1995                 2,204,521         $15.53
    Granted                         37,000         $ 9.99
    Exercised                      (26,574)        $ 8.72
    Forfeited                     (122,486)        $16.87
                                 ---------

January 28, 1996                 2,092,461         $15.46
    Granted                        271,500         $14.36
    Exercised                      (37,381)        $10.00
    Forfeited                      (37,262)        $13.06
                                 ---------
January 26, 1997                 2,289,318         $15.45
                                 =========

Options exercisable
    January 29, 1995               871,127         $18.40
    January 28, 1996             1,200,185         $16.88
    January 26, 1997             1,646,421         $16.35

    The following table summarizes information about stock options outstanding at January 26, 1997:



                                 Options Outstanding                 Options Exercisable
                                 -------------------                 -------------------
                                    Weighted Avg.
Range of                                Remaining   Weighted Avg.                 Weighted Avg.
Exercise                    Number    Contractual        Exercise         Number       Exercise
Prices                 Outstanding           Life           Price    Exercisable          Price
------                 -----------  -------------    ------------    -----------   ------------
$  6.875-$ 9.875            86,364      4.1 years          $ 8.18         69,365         $ 7.79
$ 10.75 -$16.125         1,523,404      8.0 years          $12.87        897,506         $12.62
$ 20.875-$27.375           679,550      5.2 years          $22.16        679,550         $22.16
                         ---------                                     ---------
$  6.875-$27.375         2,289,318      7.0 years          $15.45      1,646,421         $16.35
                         =========                                     =========



(10) Retirement Savings Plan

        The Company has a retirement savings plan covering substantially all nonunion employees meeting minimum service requirements set forth in the plan. Annual contributions made to the plan by the Company are at the discretion of the Board of Directors, subject to certain limitations, as defined in the plan. The retirement savings plan includes a 401(k) deferred compensation plan covering substantially all nonunion employees. Employees are permitted, within limitations imposed by tax law, to make pre-tax contributions to the plan pursuant to salary reduction agreements. The Company is required to make matching contributions to the plan based on a percentage of employee contributions to the 401(k) deferred compensation plan. Retirement savings plan costs amounted to approximately $928,000, $919,000 and $1,245,000 for fiscal 1997, 1996 and 1995, respectively.

(11) Business Segments

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

        Segment information is as follows (in thousands):

                                             1997         1996          1995
                                             ----         ----          ----
Total revenue:
  Retail operations                       $518,323      $454,467      $430,182
  Wholesale operations                      52,572        60,591        71,579
                                          --------      --------      --------
                                          $570,895      $515,058      $501,761
                                          --------      --------      --------
Operating income:
  Retail operations                       $ 36,658      $ 26,949      $ 22,988
  Wholesale operations                       2,995         3,397        3,863
  Restructuring expenses                        --            --        (7,571)
  Revaluation of intangible assets              --            --       (46,002)
  Other income (expense)                   (5,573)       (4,957)       (4,427)
                                          --------      --------      --------
Earnings (loss) before income taxes       $ 34,080      $ 25,389      $(31,149)
                                          ========      ========      ========

        Management continues to de-emphasize high volume, lower margin sales transactions. Revenues from wholesale operations relate principally to such transactions from the Company's Diplomatic and Inflight Divisions.

(12) Operating Leases

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

        Approximate future minimum rentals, under noncancellable operating leases, with initial or remaining terms of one year or more are as follows (in thousands):


1998                          $ 24,219
1999                            23,338
2000                            20,758
2001                            15,493
2002                            13,784
Thereafter                      43,771
                              --------
                              $141,363
                              ========

        Rental expense consists of the following (in thousands):

                                        1997      1996      1995
                                        ----      ----      ----

Minimum rentals                       $18,172    $15,044   $14,961
Additional rentals based on sales      17,578     13,575    10,755
Other                                      38        155       144
                                      -------    -------   -------
                                      $35,788    $28,774   $25,860
                                      -------    -------   -------

(13) Legal Proceedings

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

(14) Line of Credit and Letter of Credit Facility

        The Company has a $75,000,000 revolving line of credit and letter of credit facility with various banks expiring in May 1998. Borrowings under the agreement bear interest at a rate selected by the Company based on the prime rate, federal funds rate or the London Interbank Offered Rate. The credit facility contains covenants which require, among other things, maintenance of minimum tangible net worth, as defined, and certain financial ratios. As of January 26, 1997, the Company had issued letters of credit for approximately $10,844,000 under the facility and had available borrowings of $50,000,000. There were no borrowings under the facility during the years ended January 26, 1997 and January 28, 1996. Currently, the Company has no plans to make any borrowings under the facility.

 (15) Foreign Exchange Forward Contracts

        The only financial derivatives used by the Company are foreign exchange forward contracts. The Company enters into foreign exchange forward contracts to minimize the currency exchange risk associated with purchasing merchandise in currencies other than the United States dollar. The amount of foreign currency purchased by foreign exchange forward contracts is based on unfilled purchase orders for, and anticipated levels of, merchandise required to support expected sales levels. Currency rates are monitored against a corporate target rate which is used by management in developing business plans. All currency techniques employed by the Company must be approved by the Company's Board of Directors and management. The Company's foreign exchange forward contracts are held for purposes other than trading. The Company does not engage in foreign currency speculation.

        Merchandise purchases hedged by foreign exchange forward contracts are valued by using the exchange rate of the applicable foreign exchange forward contract and recognized as part of cost of goods sold when the merchandise is sold. The Company had approximately $20,772,000 of foreign exchange forward contracts outstanding at January 26, 1997 to purchase British pounds, French francs, Swiss francs and Deutsche marks. The contracts outstanding at January 26, 1997 mature at various dates in fiscal 1998. The fair value of these contracts was approximately $20,088,000 at January 26, 1997. Fair values were estimated by obtaining quotes from banks assuming all contracts were purchased on January 26, 1997.

(16) Restructuring Expenses

        During the third quarter of fiscal 1995, management undertook a restructuring plan which included the closing or sale of 23 stores and business locations, and the consolidation of administrative and warehouse operations. As of January 26, 1997, all of the stores and business locations have been closed or sold. The Company closed 14 unprofitable or marginally profitable stores at secondary crossings along the United States/Canada border in fiscal 1995. The closings were prompted by the Company's experience with declining sales on the northern border during the summer of 1994. Initially, the Company had believed that its Northern Border Division sales had been adversely affected in fiscal 1993 and 1994 by cyclical factors such as unusually inclement weather and the Canadian economic recession, as well as the reduced purchasing power of the Canadian dollar. Its experience of further significant reductions in sales during 1994's important summer sales season, following the Canadian government's substantial reduction in tobacco taxes in February 1994, led it to conclude that the changes in sales on the Northern Border were to be of a more long-term nature. Seven unprofitable Airport Division retail locations were closed in fiscal 1996, which included all five of the Company's stores in Toronto, Canada and two other smaller specialty stores at airports in Bangor, Maine and Burlington, Vermont. These stores were closed due to projected sales levels not being sufficient to cover fixed operating costs. Two wholesale operations in Seattle, Washington and Carson, California were sold in fiscal 1996 due to the Company de-emphasizing wholesale sales, and the Company's ability to service wholesale customers from other locations. The Company also eliminated regional manager positions in the Northern Border Division, and consolidated warehouse and administrative operations of other divisions into the Company's 140,000 square-foot distribution and administrative center in Miami, Florida. The restructuring plan reduced the Company's store and administrative workforce by approximately 210 people.

        A pre-tax charge to earnings of $7,571,000 was taken during fiscal 1995 as a result of the restructuring. There were no material adjustments to restructuring expenses during fiscal 1996 or 1997. Restructuring costs included the following (in thousands):

Termination of property leases                          $1,262
Abandonment of leasehold improvements
  and other fixed assets                                 1,026
Severance and other related payments                     3,559
Cumulative currency translation adjustments
  related to foreign operations closed                     615
Write-down of inventory below cost                         503
Other                                                      606
                                                        ------
                                                        $7,571
                                                        ======

        The following methods were used to calculate the restructuring charges:

o Termination of property leases -- based on amounts due under terminated lease agreements.

o Abandonment of leasehold improvements and other fixed assets -- net book value of leasehold improvements and other fixed assets that cannot be transferred to other stores\locations or sold. The Company does not expect to receive any material proceeds from sales of the leasehold improvements and other fixed assets.

o Severance and other related payments -- based on severance and other agreements with employees. Severance amounts were based on years of service and paid over the number of pay weeks owed the employees. Severance payments also include health insurance costs for terminated employees, which were based on the number of employees terminated and the average cost per employee for health insurance coverage for one year, less premiums to be paid by terminated employees.

o Cumulative currency translation adjustments related to foreign operations closed -- relates to the Company's Toronto airport operations, and is based on the January 29, 1995 U.S. dollar/Canadian dollar exchange rate. These operations were closed in February 1995. o Write-down of inventory below cost -- estimate of expected sales below cost for close-out sales.

         The Company expected to pay approximately $5,427,000 in cash relating to the restructuring. Approximately $2,144,000 of the restructuring costs related to non-cash write-offs of recorded assets. The Company has paid approximately $4,087,000 during fiscal 1997, 1996 and 1995 relating to restructuring obligations which consisted of $2,913,000 for employee severance and other arrangements, $922,000 to terminate property leases and rent for closed stores, and $252,000 for other miscellaneous expenses. As of January 26, 1997, remaining payments of approximately $1,340,000 are expected to be made for obligations incurred pursuant to the restructuring plan.

         Net sales of the stores closed and businesses sold under the restructuring plan were $4,757,000 and $13,931,000 for fiscal 1996 and 1995, respectively. Operating losses of the stores closed and businesses sold under the restructuring plan were $137,000 and $2,508,000 for fiscal 1996 and 1995, respectively.

(17) Revaluation of Intangible Assets

        In the third quarter of fiscal 1995, the Company changed its method of evaluating the recoverability of intangible assets. In fiscal 1995, fair values of intangible assets were determined based on the estimated discounted future operating cash flows of the related acquired operations over the life of each intangible asset. Prior to fiscal 1995, impairment was measured using undiscounted cash flows. The projected financial results of each operation were based on management's best estimate of expected future operating cash flows. Discount rates reflected the risk associated with each operation, based on the type of business, geographic location, and other matters, in relation to risk free investments. During the third quarter of fiscal 1995, management determined that cash flow from certain acquired businesses would be below the expectations set by management when the business acquisitions were completed. Accordingly, the Company reduced the carrying amount of its intangible assets by $46,002,000 during fiscal 1995. Because the change in accounting principle was inseparable from the change in estimate, it was accounted for as a change in estimate. Had the previous method remained in effect, there would have been no significant impairment at January 29, 1995. Below is a more detailed explanation of the material asset revaluation write-downs during fiscal 1995.

        The Company acquired various duty free and related businesses along the United States/Canada border from November 1990 through June 1993, which included the purchase of 16 duty free stores and related businesses along the United States/Canada border on February 1, 1991, and other smaller acquisitions. Subsequent to the acquisitions, the financial results of these operations, and the Northern Border Division as a whole, have been significantly below the expectations set by management when the acquisitions were completed, due primarily to reduced travel across the United States/Canada border and substantial price reductions on tobacco products in the Canadian domestic market as a result of a decrease in Canadian taxes on tobacco products in fiscal 1995. Management determined that travel across the United States/Canada border would not increase substantially from fiscal 1995 levels, due primarily to the fact that travel across the border did not increase as the Canadian economy improved in fiscal 1995, and that reduced Canadian tobacco prices and taxes would continue to have a negative effect on duty free operations along the border. The projected financial results of the businesses acquired along the United States/Canada border based on a five percent long-term growth rate from estimated fiscal 1995 financial results over 30 years and using a 20% discount rate (the same discount rate used by the Company and its appraisers when acquiring the businesses), resulted in a significant decrease in the fair value and carrying amount of intangible assets related to these acquisitions. Accordingly, the Company reduced the carrying amount of its Northern Border intangible assets by $30,839,000 during fiscal 1995.

        On May 7, 1993, the Company acquired a 75 percent interest in Bared Jewelers of the Virgin Islands ("Bared Jewelers"). Bared Jewelers operates three stores in the primary shopping area of St. Thomas, U.S.V.I. Since the acquisition, the operations of Bared Jewelers have not achieved the sales and earnings projections prepared at the time of the acquisition, due primarily to a decrease in the number of cruise ship travelers to St. Thomas. Management determined that the number of cruise ship travelers to St. Thomas would not increase significantly from fiscal 1995 levels, because of an increase in the number of ports at other Caribbean locations and throughout the world serviced by the cruise ship industry. The projected results for the operations acquired in the Bared Jewelers acquisition based on a five percent long-term growth rate from estimated fiscal 1995 financial results over the length of the related leases, using a 15% discount rate (the same discount rate used by the Company and its appraisers when acquiring Bared Jewelers), resulted in a significant decrease in the fair value and carrying amount of intangible assets related to this acquisition. Accordingly, the Company reduced the carrying amount of its Bared Jewelers intangible assets by $7,813,000 during fiscal 1995.

        The remaining $7,350,000 write-down of intangible assets during fiscal 1995 related to five Airport and Diplomatic and Wholesale Division acquisitions. These write-downs were a result of the Company using the discounted cash flow method for evaluating the recoverability of intangible assets during fiscal 1995, the Company revising cash flow projections for these businesses due to the Company de-emphasizing wholesale sales in fiscal 1995, and projected results for smaller Airport Division acquisitions being below the expectations set by management when the acquisitions were completed. The discount rates used were between 15% and 20% and were the same rates used by the Company and its appraisers when acquiring the businesses.

        The intangible asset revaluation write-down during fiscal 1995 by type of intangible asset and division was as follows (in thousands):

                                                     Diplomatic
                        Northern                            and
                          Border         Airport      Wholesale
                        Division        Division       Division        Total
                        --------        --------       --------        -----

Goodwill                 $ 7,880        $  3,734         $3,229      $14,843
Non-competition
  agreements              13,201             835             --       14,036
Purchase options           2,238           1,200             --        3,438
Operating rights/
   leaseholds              7,354           4,939             --       12,293
Other                        166           1,226             --        1,392
                         -------         -------         ------      -------
                         $30,839         $11,934         $3,229      $46,002
                         =======         =======         ======      =======


                        DIRECTORS AND EXECUTIVE OFFICERS

Jack Africk (1)(2)(3)(4)
        Chairman,
        Evolution Consulting Group, Inc.

David H. Bernstein (1)(2)
        Chairman of the Executive Committee
        Former Chairman of the Board

Alfred Carfora (1)(2)
        President and Chief Executive Officer

John A. Couri (1)(2)(5)
        Consultant,
        Former Chairman of the Board

Heribert Diehl (1)(3)(4)
        Managing Director,
        Gebr. Heinemann
John Edmondson
        Executive Vice President and
        Chief Operating Officer

Gerald F. Egan
        Vice President Finance,
        Chief Financial Officer,
        Treasurer and Secretary

Carl Reimerdes (1)(2)(5)
        Vice President

Susan H. Stackhouse (1)
        President,
        Fenton Hill Florida, Inc.

Stephen M. Waters (1)(3)(4)
        Managing Partner,
        Compass Partners International, L.L.C.

Lowell P. Weicker, Jr. (1)
        Former U.S. Senator 1970-1988
        Former Governor of
        State of Connecticut 1991-1995
        Visiting Professor, University of Virginia

-------------------

(1) Member of Board of Directors
(2) Member of Executive Committee
(3) Member of Audit Committee
(4) Member of Compensation Committee
(5) Member of Nominating Committee



                                 CORPORATE DATE

Corporate Headquarters
63 Copps Hill Road
Ridgefield, Connecticut 06877
Tel. no. (203) 431-6057
Fax no. (203) 438-1356

Principal Subsidiaries
AMMEX Tax and
Duty Free Shops, Inc.
President: Steven D. Zurcher
63 Copps Hill Road
Ridgefield, Connecticut 06877

Fenton Hill American, Limited
President: Carl Reimerdes
B-3 East
Airport Industrial Office Park
145 Hook Creek Boulevard
Valley Stream, New York 11581
Tel. no. (516) 256-3000

Inflight Duty Free Shop, Inc.
President: Peter Cathey
63 Copps Hill Road
Ridgefield, Connecticut 06877

Samuel Meisel and Company, Inc.
President: Robert T. Weitz
6691 Baymeadow Drive
Glen Burnie, Maryland 21060
Tel. no. (410) 787-1414

UETA, Inc.
President: Ramon Bosquez
3407 N.E. Parkway
San Antonio, Texas 78212
Tel. no. (210) 828-8382
General Counsel
Lawrence Caputo, Esquire
63 Copps Hill Road
Ridgefield, Connecticut 06877

Annual Meeting
Shareholders are cordially invited to attend the Company's Annual Meeting which will be held at 10:00 a.m., May 22, 1997, at the:

Renaissance Harborplace Hotel
202 East Pratt Street
Baltimore, Maryland

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

Dyan C. Cutro
Vice President Investor Relations
645 Madison Avenue, 6th Floor
New York, New York 10022
Tel. no. (212) 754-5900

Stock Exchange Listing
New York Stock Exchange
Ticker Symbol: DFI

Shareholder Inquiries
Questions involving financial information about the Company should be addressed to:

Dyan C. Cutro
Vice President Investor Relations
645 Madison Avenue, 6th Floor
New York, New York 10022
Tel. no. (212) 754-5900

Transfer Agent and Registrar
Chase Mellon Shareholder Services
450 West 33rd Street, 15th Floor
New York, New York 10178

Outside Legal Counsel
Morgan, Lewis and Bockius
101 Park Avenue
New York, New York 10178

Independent Auditors
KPMG Peat Marwick LLP
111 South Calvert Street
Baltimore, Maryland 2120




                         Duty Free International, Inc.
                               63 Copps Hill Road
                         Ridgefield, Connecticut 06877